UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-233354) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 12, 2021

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Senior Executive Officer / Group CFO

For Immediate Release:

Consolidated Financial Statements for the Second Quarter of Fiscal 2021 (Six months ended September 30, 2021) (Under Japanese GAAP)

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)	November 12, 2021

Stock Code Number (Japan):	8411
Stock Exchange Listings:	Tokyo Stock Exchange (First Section), New York Stock Exchange
URL:	https://www.mizuhogroup.com
Representative:	Tatsufumi Sakai	President & CEO
For Inquiry:	Tomomichi Fujita	General Manager of Accounting	Phone:	+81-3-6838-6101
Filing of Shihanki Hokokusho (scheduled):		November 29, 2021	Trading Accounts:	Established
Commencement of Dividend Payment (scheduled):		December 7, 2021
Supplementary Materials on Quarterly Results:		Attached
IR Conference on Quarterly Results:		Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the Second Quarter (First Half) of Fiscal 2021 (for the six months ended September 30, 2021)

(1) Consolidated Results of Operations

(%: Changes from the previous first half)
	Ordinary Income		Ordinary Profits		Profit Attributable to Owners of Parent
	¥ million	%	¥ million	%	¥ million	%
1H F2021	1,579,249	0.1	399,340	49.2	385,657	78.9
1H F2020	1,576,761	(20.6)	267,610	(32.5)	215,523	(25.0)

Note:	Comprehensive Income: 1H F2021: ¥382,910 million, 1.7%; 1H F2020: ¥376,172 million, 97.5%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
1H F2021	152.12	152.12
1H F2020	84.99	84.98

Note:	MHFG conducted a share consolidation of common stock on the basis of one post-consolidation share per ten pre-consolidation shares effective as of October 1, 2020.
The impact of the share consolidation is reflected in Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock.

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
1H F2021	227,195,390	9,640,884	4.1
Fiscal 2020	225,586,211	9,362,207	4.1

Reference:	Own Capital: As of September 30, 2021: ¥9,523,829 million; As of March 31, 2021: ¥9,256,275 million

Note:

Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Non-controlling Interests) / Total Assets × 100

Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2020	—	3.75	—	37.50	—
Fiscal 2021	—	40.00
Fiscal 2021 (estimate)			—	40.00	80.00

Notes:	1.	Revision of the latest announced estimates for cash dividends for shareholders of common stock : Yes
2.

MHFG conducted a share consolidation of common stock on the basis of one post-consolidation share per ten pre-consolidation shares effective as of October 1, 2020.

The impact of the share consolidation is not reflected in Cash Dividends per Share of Common Stock for the end of the second quarter of Fiscal 2020. If the share consolidation were taken into consideration, it would be ¥37.50 per share.

In addition, MHFG left the value of total annual dividend blank (—) as it is inappropriate simply to total the value of the dividend at the end of the first half of Fiscal 2020 and the value of the dividend at the end of Fiscal 2020.

3. Consolidated Earnings Estimates for Fiscal 2021 (for the fiscal year ending March 31, 2022)

	(%: Changes from the previous fiscal year)
	Profit Attributable to Owners of Parent		Net Income per Share of Common Stock
	¥ million	%	¥
Fiscal 2021	530,000	12.5	209.03

Notes:	1.	Revision of the latest announced earnings estimates for Fiscal 2021: Yes

Following the result from 1H, MHFG revised Consolidated Earnings Estimates for Fiscal 2021 (for the fiscal year ending March 31, 2022).

Profit Attributable to Owners of Parent: The latest announced estimates: ¥510,000 million, Revised estimates: ¥530,000 million, Changes from the original estimates: ¥20,000 million, 3.9%

	2.	The number of shares of common stock used in the above per share information is based on the weighted average of the average number of outstanding shares during 1H and the number of outstanding shares as of September 30, 2021 (which is used as a proxy for the average number of outstanding shares during the remainder of the relevant period).

Notes

(1) Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Changes in Accounting Policies and Accounting Estimates / Restatements

i. Changes in accounting policies due to revisions of accounting standards: Yes

ii. Changes in accounting policies other than i above: No

iii. Changes in accounting estimates: No

iv. Restatements: No

Note: For more information, please refer to “1.(1) Changes in Accounting Policies and Accounting Estimates / Restatements” on page 1-2 of the attachment.

(3) Issued Shares of Common Stock

i. Period-end issued shares (including treasury stock):	As of September 30, 2021	2,539,249,894 shares	As of March 31, 2021	2,539,249,894 shares
ii. Period-end treasury stock:	As of September 30, 2021	4,599,386 shares	As of March 31, 2021	3,889,782 shares
iii. Average outstanding shares:	1st Half Fiscal 2021	2,535,113,784 shares	1st Half Fiscal 2020	2,535,837,918 shares

Note:	MHFG conducted a share consolidation of common stock on the basis of one post-consolidation share per ten pre-consolidation shares effective as of October 1, 2020. The impact of the share consolidation is reflected in the number of Average outstanding shares.

This immediate release is outside the scope of semi-annual audit by certified public accountants or audit firms.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of the corona virus pandemic; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our 5-Year Business Plan and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3. D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuhogroup.com and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

MHFG is a specified business company under “Cabinet Office Ordinance on Disclosure of Corporate Information, etc.” Article 17-15 clause 2 and prepares the interim consolidated financial statements in the second quarter.

Mizuho Financial Group, Inc.

m Contents of Attachment

1. Matters Related to Summary Information (Notes)	p.1-2
(1) Changes in Accounting Policies and Accounting Estimates / Restatements	p.1-2

2. Interim Consolidated Financial Statements and Others	p.1-3
(1) Consolidated Balance Sheets	p.1-3
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-5
(3) Consolidated Statements of Changes in Net Assets	p.1-7
(4) Note for Assumption of Going Concern	p.1-8
øSELECTED FINANCIAL INFORMATION For the Second Quarter (First Half) of Fiscal 2021

Note to XBRL

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

An MHFG IR conference for institutional investors and analysts is scheduled for Wednesday, November 17, 2021. The IR conference presentation materials and audio archive will be available for use by individual investors in the IR Information section of the Mizuho Financial Group website immediately after the conference.

1-1

Mizuho Financial Group, Inc.

1. Matters Related to Summary Information (Notes)

(1) Changes in Accounting Policies and Accounting Estimates / Restatements

(Changes in Accounting Policies)

(Accounting Standard for Revenue Recognition and Others)

MHFG has applied “Accounting Standard for Revenue Recognition” (ASBJ Statement No.29, March 31, 2020) and others from the beginning of the interim period ended September 30, 2021.

In accordance with “Accounting Standard for Revenue Recognition”, MHFG recognizes revenue at the time of the transfer of promised goods or services to the customer in an amount that reflects the consideration to which MHFG expects to be entitled in exchange for those goods or services.

In accordance with transitional treatment set out in the proviso of Article 84 of “Accounting Standard for Revenue Recognition”, the cumulative effects arising from the retroactive application of these new accounting policies to all the previous fiscal years were reflected in Retained Earnings as of April 1, 2021, and the new accounting policies are applied from the beginning of the fiscal year.

As a result of the cumulative effects arising from the retroactive application of these new accounting policies, Retained Earnings of the interim consolidated statement of changes in net assets decreased by ¥724 million as of April 1, 2021. The impact on the interim consolidated balance sheet, the interim consolidated statement of income and per share information for the interim period ended September 30, 2021 is immaterial.

1-2

Mizuho Financial Group, Inc.

2. Interim Consolidated Financial Statements and Others

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2021	As of September 30, 2021
Assets
Cash and Due from Banks	¥47,981,981	¥47,075,429
Call Loans and Bills Purchased	589,776	330,455
Receivables under Resale Agreements	11,623,654	16,932,692
Guarantee Deposits Paid under Securities Borrowing Transactions	2,707,711	2,412,626
Other Debt Purchased	3,208,004	3,137,520
Trading Assets	12,589,294	12,610,648
Money Held in Trust	582,368	637,862
Securities	43,697,262	43,725,034
Loans and Bills Discounted	83,704,675	82,198,528
Foreign Exchange Assets	2,084,756	2,228,808
Derivatives other than for Trading Assets	1,719,349	1,407,561
Other Assets	6,174,020	5,296,681
Tangible Fixed Assets	1,135,449	1,118,837
Intangible Fixed Assets	620,224	603,477
Net Defined Benefit Asset	1,109,107	959,987
Deferred Tax Assets	31,402	27,842
Customers’ Liabilities for Acceptances and Guarantees	6,602,744	7,085,422
Reserves for Possible Losses on Loans	(575,572)	(594,023)
Reserve for Possible Losses on Investments	(0)	(1)

Total Assets	¥225,586,211	¥227,195,390

1-3

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2021	As of September 30, 2021
Liabilities
Deposits	¥133,312,406	¥129,291,662
Negotiable Certificates of Deposit	17,192,572	19,215,068
Call Money and Bills Sold	1,312,790	1,431,315
Payables under Repurchase Agreements	18,607,255	22,277,769
Guarantee Deposits Received under Securities Lending Transactions	958,148	1,229,187
Commercial Paper	2,105,067	1,969,424
Trading Liabilities	8,115,377	6,464,003
Borrowed Money	7,441,822	7,495,869
Foreign Exchange Liabilities	532,042	500,486
Short-term Bonds	456,045	543,561
Bonds and Notes	10,321,672	10,513,503
Due to Trust Accounts	1,160,608	1,182,263
Derivatives other than for Trading Liabilities	1,739,671	1,480,764
Other Liabilities	5,862,013	6,469,900
Reserve for Bonus Payments	104,131	58,833
Reserve for Variable Compensation	2,935	1,014
Net Defined Benefit Liability	71,049	71,775
Reserve for Director and Corporate Auditor Retirement Benefits	683	488
Reserve for Possible Losses on Sales of Loans	1,074	181
Reserve for Contingencies	6,762	8,562
Reserve for Reimbursement of Deposits	22,099	19,901
Reserve for Reimbursement of Debentures	14,419	12,157
Reserves under Special Laws	3,135	3,127
Deferred Tax Liabilities	215,557	166,823
Deferred Tax Liabilities for Revaluation Reserve for Land	61,915	61,436
Acceptances and Guarantees	6,602,744	7,085,422

Total Liabilities	¥216,224,003	¥217,554,505

Net Assets
Common Stock	¥2,256,767	¥2,256,767
Capital Surplus	1,135,940	1,125,324
Retained Earnings	4,421,655	4,712,422
Treasury Stock	(7,124)	(8,164)

Total Shareholders’ Equity	7,807,239	8,086,349

Net Unrealized Gains (Losses) on Other Securities	1,132,460	1,154,756
Deferred Gains or Losses on Hedges	31,618	(743)
Revaluation Reserve for Land	136,384	135,297
Foreign Currency Translation Adjustments	(139,514)	(80,968)
Remeasurements of Defined Benefit Plans	288,088	229,137

Total Accumulated Other Comprehensive Income	1,449,035	1,437,480

Stock Acquisition Rights	134	95
Non-Controlling Interests	105,797	116,959

Total Net Assets	9,362,207	9,640,884

Total Liabilities and Net Assets	¥225,586,211	¥227,195,390

1-4

Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	For the six months ended September 30, 2020	For the six months ended September 30, 2021
Ordinary Income	¥1,576,761	¥1,579,249
Interest Income	693,651	615,622
Interest on Loans and Bills Discounted	490,811	422,172
Interest and Dividends on Securities	122,600	119,583
Fiduciary Income	27,143	29,728
Fee and Commission Income	397,087	416,769
Trading Income	238,219	226,614
Other Operating Income	156,922	142,799
Other Ordinary Income	63,736	147,714
Ordinary Expenses	1,309,150	1,179,909
Interest Expenses	253,522	141,461
Interest on Deposits	91,376	28,002
Fee and Commission Expenses	77,475	86,326
Trading Expenses	1,455	35,301
Other Operating Expenses	68,248	59,622
General and Administrative Expenses	681,287	667,594
Other Ordinary Expenses	227,161	189,602

Ordinary Profits	267,610	399,340

Extraordinary Gains	72,735	51,553
Extraordinary Losses	6,955	4,271

Income before Income Taxes	333,391	446,622

Income Taxes:
Current	74,186	65,604
Deferred	41,813	(10,941)

Total Income Taxes	116,000	54,663

Profit	217,390	391,958

Profit Attributable to Non-controlling Interests	1,867	6,301

Profit Attributable to Owners of Parent	¥215,523	¥385,657

1-5

Mizuho Financial Group, Inc.

Consolidated Statements of Comprehensive Income

	Millions of yen
	For the six months ended September 30, 2020	For the six months ended September 30, 2021
Profit	¥217,390	¥391,958
Other Comprehensive Income	158,782	(9,048)
Net Unrealized Gains (Losses) on Other Securities	212,348	23,805
Deferred Gains or Losses on Hedges	(5,843)	(32,261)
Foreign Currency Translation Adjustments	(36,529)	50,061
Remeasurements of Defined Benefit Plans	(9,851)	(58,390)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(1,341)	7,736

Comprehensive Income	376,172	382,910

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	377,963	375,995
Comprehensive Income Attributable to Non-controlling Interests	(1,791)	6,914

1-6

Mizuho Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

For the six months ended September 30, 2020

	Millions of yen
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,767	1,136,467	4,174,190	(6,414)	7,561,010
Cumulative Effects of Changes in Accounting Policies			(32,639)		(32,639)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	2,256,767	1,136,467	4,141,550	(6,414)	7,528,370
Changes during the period
Cash Dividends			(95,208)		(95,208)
Profit Attributable to Owners of Parent			215,523		215,523
Repurchase of Treasury Stock				(1,995)	(1,995)
Disposition of Treasury Stock		(80)		1,385	1,305
Transfer from Revaluation Reserve for Land			(1,178)		(1,178)
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		(519)			(519)
Transfer from Retained Earnings to Capital Surplus		80	(80)		—
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	—	(519)	119,056	(610)	117,926

Balance as of the end of the period	2,256,767	1,135,948	4,260,606	(7,025)	7,646,297

	Accumulated Other Comprehensive Income						Stock Acquisition Rights	Non- Controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	823,085	72,081	136,655	(133,178)	94,317	992,960	213	109,662	8,663,847
Cumulative Effects of Changes in Accounting Policies						—			(32,639)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	823,085	72,081	136,655	(133,178)	94,317	992,960	213	109,662	8,631,208
Changes during the period
Cash Dividends									(95,208)
Profit Attributable to Owners of Parent									215,523
Repurchase of Treasury Stock									(1,995)
Disposition of Treasury Stock									1,305
Transfer from Revaluation Reserve for Land									(1,178)
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders									(519)
Transfer from Retained Earnings to Capital Surplus									—
Net Changes in Items other than Shareholders’ Equity	215,696	(5,819)	1,178	(37,594)	(9,842)	163,619	(79)	(7,469)	156,070

Total Changes during the period	215,696	(5,819)	1,178	(37,594)	(9,842)	163,619	(79)	(7,469)	273,997

Balance as of the end of the period	1,038,781	66,262	137,834	(170,773)	84,475	1,156,580	134	102,192	8,905,205

1-7

Mizuho Financial Group, Inc.

For the six months ended September 30, 2021

	Millions of yen
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,767	1,135,940	4,421,655	(7,124)	7,807,239
Cumulative Effects of Changes in Accounting Policies			(724)		(724)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	2,256,767	1,135,940	4,420,931	(7,124)	7,806,515
Changes during the period
Cash Dividends			(95,201)		(95,201)
Profit Attributable to Owners of Parent			385,657		385,657
Repurchase of Treasury Stock				(2,646)	(2,646)
Disposition of Treasury Stock		(51)		1,606	1,554
Transfer from Revaluation Reserve for Land			1,086		1,086
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		(10,616)			(10,616)
Transfer from Retained Earnings to Capital Surplus		51	(51)		—
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	—	(10,616)	291,490	(1,040)	279,833

Balance as of the end of the period	2,256,767	1,125,324	4,712,422	(8,164)	8,086,349

	Accumulated Other Comprehensive Income						Stock Acquisition Rights	Non- Controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	1,132,460	31,618	136,384	(139,514)	288,088	1,449,035	134	105,797	9,362,207
Cumulative Effects of Changes in Accounting Policies						—			(724)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	1,132,460	31,618	136,384	(139,514)	288,088	1,449,035	134	105,797	9,361,483
Changes during the period
Cash Dividends									(95,201)
Profit Attributable to Owners of Parent									385,657
Repurchase of Treasury Stock									(2,646)
Disposition of Treasury Stock									1,554
Transfer from Revaluation Reserve for Land									1,086
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders									(10,616)
Transfer from Retained Earnings to Capital Surplus									—
Net Changes in Items other than Shareholders’ Equity	22,295	(32,361)	(1,086)	58,546	(58,950)	(11,555)	(39)	11,161	(433)

Total Changes during the period	22,295	(32,361)	(1,086)	58,546	(58,950)	(11,555)	(39)	11,161	279,400

Balance as of the end of the period	1,154,756	(743)	135,297	(80,968)	229,137	1,437,480	95	116,959	9,640,884

(4) Note for Assumption of Going Concern

There is no applicable information.

1-8

SELECTED FINANCIAL INFORMATION

For the Second Quarter (First Half) of Fiscal 2021

(Six months ended September 30, 2021)

(Under Japanese GAAP)

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Financial Group, Inc., Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

I. FINANCIAL DATA FOR THE FIRST HALF OF FISCAL 2021	See above Notes		Page

1. Income Analysis	CON	NON	2-1

2. Interest Margins (Domestic Operations)	NON		2-5

3. Use and Source of Funds	NON		2-6

4. Net Gains/Losses on Securities	CON	NON	2-8

5. Unrealized Gains/Losses on Securities	CON	NON	2-10

6. Projected Redemption Amounts for Securities	NON		2-12

7. Overview of Derivative Transactions Qualifying for Hedge Accounting	NON		2-13

8. Employee Retirement Benefits	NON	CON	2-14

9. Capital Ratio	CON	NON	2-17

II. REVIEW OF CREDITS	See above Notes		Page

1. Status of Non-Accrual, Past Due & Restructured Loans	CON	NON	2-18

2. Status of Reserves for Possible Losses on Loans	CON	NON	2-20

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans	CON	NON	2-21

4. Status of Non Performing Loans based on the Financial Reconstruction Act(“FRA”)	CON	NON	2-22

5. Coverage on Non Performing Loans based on the FRA	NON		2-24

6. Overview of Non-Performing Loans(“NPLs”)	NON		2-27

7. Results of Removal of NPLs from the Balance Sheet	NON		2-28

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry	NON		2-29

(2) Non Performing Loans basaed on the FRA and Coverage Ratio by Industry	NON		2-31

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises

(“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans	NON		2-32

(2) Loans to SMEs and Individual Customers	NON		2-32

10. Status of Loans by Region	NON		2-33

III. DEFERRED TAXES	See above Notes		Page

1. Estimation for Calculating Deferred Tax Assets	NON		2-34

IV. OTHERS	See above Notes		Page

1. Breakdown of Deposits (Domestic Offices)	NON		2-36

2. Number of Directors and Employees			2-37

3. Number of Offices			2-37

4. Earnings Plan for Fiscal 2021	CON	NON	2-38

Attachments	Page
Mizuho Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2-39
Comparison of Non-Consolidated Statements of Income (selected items)	2-40
Mizuho Trust & Banking Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2-41
Comparison of Non-Consolidated Statements of Income (selected items)	2-42
Statement of Trust Assets and Liabilities	2-43
Comparison of Balances of Principal Items	2-44
Mizuho Securities Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2-45
Comparison of Non-Consolidated Statements of Income (selected items)	2-46

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of the corona virus pandemic; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our 5-Year Business Plan and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

MHFG is a specified business company under “Cabinet Office Ordinance on Disclosure of Corporate Information, etc.” Article 17-15 clause 2 and prepares the interim consolidated financial statements in the second quarter.

Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR THE FIRST HALF OF FISCAL 2021

1. Income Analysis

Consolidated

		(Millions of yen)
		First Half of Fiscal 2021		First Half of Fiscal 2020
			Change
Consolidated Gross Profits	1	1,108,822	(3,500)	1,112,323
Net Interest Income	2	474,160	34,031	440,129
Fiduciary Income	3	29,728	2,584	27,143
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	330,443	10,831	319,611
Net Trading Income	6	191,312	(45,451)	236,764
Net Other Operating Income	7	83,177	(5,496)	88,673
General and Administrative Expenses	8	(667,594)	13,693	(681,287)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans)	9	(59,856)	24,921	(84,777)
Losses on Write-offs of Loans	10	(7,023)	420	(7,444)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	11	10,225	6,669	3,555
Net Gains (Losses) related to Stocks	12	14,931	84,422	(69,490)
Equity in Income from Investments in Affiliates	13	16,519	4,959	11,559
Other	14	(23,707)	564	(24,271)

Ordinary Profits	15	399,340	131,729	267,610

Net Extraordinary Gains (Losses)	16	47,281	(18,498)	65,780
Income before Income Taxes	17	446,622	113,231	333,391
Income Taxes - Current	18	(65,604)	8,581	(74,186)
- Deferred	19	10,941	52,755	(41,813)
Profit	20	391,958	174,568	217,390
Profit Attributable to Non-controlling Interests	21	(6,301)	(4,434)	(1,867)

Profit Attributable to Owners of Parent	22	385,657	170,133	215,523

Credit-related Costs (including Credit Costs for Trust Accounts)	23	(49,631)	31,590	(81,222)

Credit-related Costs [23] = Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans) [9] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [11] + Credit Costs for Trust Accounts [4]

Reference:
Consolidated Net Business Profits	24	438,574	126	438,448

Consolidated Net Business Profits [24] = Consolidated Gross Profits [1] - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	25	160	7	153
Number of affiliates under the equity method	26	29	3	26

2-1

Mizuho Financial Group, Inc.

Aggregate Figures for the 2 Banks

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2021				First Half of Fiscal 2020
		MHBK	MHTB	Aggregate Figures	Change
Gross Profits	1	666,600	57,772	724,373	(30,547)	754,920
Domestic Gross Profits	2	337,771	57,677	395,449	9,459	385,989
Net Interest Income	3	225,666	9,105	234,772	26,305	208,466
Fiduciary Income	4		30,058	30,058	2,781	27,277
Trust Fees for Jointly Operated Designated Money Trust	5		1,975	1,975	(48)	2,024
Credit Costs for Trust Accounts (1)	6		—	—	—	—
Net Fee and Commission Income	7	112,122	18,954	131,076	(11,647)	142,724
Net Trading Income	8	(7,790)	(629)	(8,419)	(19,559)	11,139
Net Other Operating Income	9	7,773	188	7,961	11,579	(3,618)
International Gross Profits	10	328,829	94	328,924	(40,006)	368,930
Net Interest Income	11	190,025	274	190,299	7,513	182,785
Net Fee and Commission Income	12	63,630	(172)	63,457	(8,020)	71,477
Net Trading Income	13	47,785	(11)	47,774	(14,841)	62,615
Net Other Operating Income	14	27,388	4	27,392	(24,659)	52,051
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(382,729)	(40,130)	(422,859)	17,401	(440,260)
Expense Ratio	16	57.4%	69.4%	58.3%	0.0%	58.3%
Personnel Expenses	17	(149,030)	(18,813)	(167,844)	5,926	(173,771)
Non-Personnel Expenses	18	(211,158)	(19,447)	(230,605)	10,220	(240,825)
Premium for Deposit Insurance	19	(16,227)	(559)	(16,787)	(67)	(16,720)
Miscellaneous Taxes	20	(22,540)	(1,869)	(24,409)	1,254	(25,664)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	21	283,871	17,642	301,513	(13,145)	314,659
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas (2)	22	260,591	17,631	278,223	8,047	270,176
Excluding Net Gains (Losses) from redemption of Investment Trusts	23	253,835	17,631	271,467	3,479	267,988

Reversal of (Provision for) General Reserve for Losses on Loans	24	(68,140)	(809)	(68,950)	(8,083)	(60,866)

Net Business Profits	25	215,731	16,832	232,563	(21,228)	253,792
Net Gains (Losses) related to Bonds	26	23,279	10	23,290	(21,193)	44,483

Net Non-Recurring Gains (Losses)	27	29,129	2,116	31,246	136,692	(105,446)
Net Gains (Losses) related to Stocks	28	10,360	400	10,761	86,078	(75,317)
Expenses related to Portfolio Problems	29	10,517	(88)	10,429	32,411	(21,981)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	30	9,202	0	9,202	5,833	3,368
Other	31	(951)	1,804	853	12,368	(11,515)

Ordinary Profits	32	244,860	18,949	263,810	115,463	148,346

Net Extraordinary Gains (Losses)	33	40,249	7,331	47,581	(10,279)	57,860
Net Gains (Losses) on Disposition of Fixed Assets	34	(821)	(113)	(934)	(1,788)	853
Losses on Impairment of Fixed Assets	35	(2,539)	(38)	(2,577)	(1,816)	(761)
Gains on Cancellation of Employee Retirement Benefit Trust	36	43,610	7,483	51,093	43,198	7,895
Accumulation (Amortization) of Unrecognized Prior Service Cost	37	—	—	—	(52,391)	52,391
Losses on Transfer to Defined Contribution Pension Plan	38	—	—	—	2,519	(2,519)
Income before Income Taxes	39	285,110	26,281	311,391	105,184	206,206
Income Taxes - Current	40	(90,355)	(4,559)	(94,914)	(46,228)	(48,685)
- Deferred	41	(25,332)	(3,255)	(28,587)	3,506	(32,094)

Net Income	42	169,422	18,466	187,888	62,462	125,426

(1) Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of “Credit Costs for Trust Accounts” [6].
(2) Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas[22]
=Net Business Profits(before Reversal of (Provision for) General Reserve for Losses on Loans)[21]-Net Gains (Losses) related to Bonds[26]

Credit-related Costs	43	(48,420)	(897)	(49,317)	30,161	(79,479)

Credit-related Costs [43] =  Expenses related to Portfolio Problems [29] + Reversal of (Provision for) General Reserve for Losses on Loans [24] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [30] + Credit Costs for Trust Accounts [6]

Reference: Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	44		—	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	45	(68,140)	(809)	(68,950)	(8,302)	(60,647)
Losses on Write-offs of Loans	46	2,990	(73)	2,916	6,874	(3,958)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	47	16,549	(14)	16,534	31,946	(15,411)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	48	106	—	106	106	—
Reversal of (Provision for) Reserve for Contingencies	49	306	—	306	(814)	1,120
Other (including Losses on Sales of Loans)	50	(232)	—	(232)	350	(583)
Total	51	(48,420)	(897)	(49,317)	30,161	(79,479)

2-2

Mizuho Financial Group, Inc.

Mizuho Bank

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2021		First Half of Fiscal 2020
			Change
Gross Profits	1	666,600	(28,393)	694,993
Domestic Gross Profits	2	337,771	3,760	334,010
Net Interest Income	3	225,666	27,353	198,312
Net Fee and Commission Income	4	112,122	(17,978)	130,100
Net Trading Income	5	(7,790)	(17,757)	9,966
Net Other Operating Income	6	7,773	12,142	(4,369)
International Gross Profits	7	328,829	(32,153)	360,983
Net Interest Income	8	190,025	10,553	179,471
Net Fee and Commission Income	9	63,630	(8,199)	71,830
Net Trading Income	10	47,785	(15,514)	63,299
Net Other Operating Income	11	27,388	(18,993)	46,381
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(382,729)	16,433	(399,162)
Expense Ratio	13	57.4%	(0.0%)	57.4%
Personnel Expenses	14	(149,030)	5,150	(154,180)
Non-Personnel Expenses	15	(211,158)	9,818	(220,976)
Premium for Deposit Insurance	16	(16,227)	(144)	(16,083)
Miscellaneous Taxes	17	(22,540)	1,465	(24,005)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	18	283,871	(11,959)	295,831
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas *	19	260,591	2,841	257,750
Excluding Net Gains (Losses) from redemption of Investment Trusts	20	253,835	(2,229)	256,064

Reversal of (Provision for) General Reserve for Losses on Loans	21	(68,140)	(7,273)	(60,866)

Net Business Profits	22	215,731	(19,233)	234,964
Net Gains (Losses) related to Bonds	23	23,279	(14,800)	38,080

Net Non-Recurring Gains (Losses)	24	29,129	131,567	(102,437)
Net Gains (Losses) related to Stocks	25	10,360	82,745	(72,385)
Expenses related to Portfolio Problems	26	10,517	32,499	(21,981)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	27	9,202	6,081	3,121
Other	28	(951)	10,240	(11,191)

Ordinary Profits	29	244,860	112,333	132,527

Net Extraordinary Gains (Losses)	30	40,249	(11,749)	51,998
Net Gains (Losses) on Disposition of Fixed Assets	31	(821)	(2,050)	1,229
Losses on Impairment of Fixed Assets	32	(2,539)	(1,778)	(761)
Gains on Cancellation of Employee Retirement Benefit Trust	33	43,610	35,715	7,895
Accumulation (Amortization) of Unrecognized Prior Service Cost	34	—	(45,822)	45,822
Losses on Transfer to Defined Contribution Pension Plan	35	—	2,187	(2,187)
Income before Income Taxes	36	285,110	100,584	184,525
Income Taxes - Current	37	(90,355)	(43,850)	(46,504)
- Deferred	38	(25,332)	2,965	(28,298)

Net Income	39	169,422	59,699	109,722

*   Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas[19] =Net Business Profits(before Reversal of (Provision for) General Reserve for Losses on Loans)[18]-Net Gains (Losses) related to Bonds[23]

Credit-related Costs	40	(48,420)	31,306	(79,726)

Credit-related Costs [40]   =  Expenses related to Portfolio Problems [26] + Reversal of (Provision for) General Reserve for Losses on Loans [21] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [27]

Reference: Breakdown of Credit-related Costs
Reversal of (Provision for) General Reserve for Losses on Loans	41	(68,140)	(7,273)	(60,866)
Losses on Write-offs of Loans	42	2,990	6,948	(3,958)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	43	16,549	31,988	(15,438)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	44	106	106	—
Reversal of (Provision for) Reserve for Contingencies	45	306	(814)	1,120
Other (including Losses on Sales of Loans)	46	(232)	350	(583)
Total	47	(48,420)	31,306	(79,726)

2-3

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2021		First Half of Fiscal 2020
			Change
Gross Profits	1	57,772	(2,154)	59,926
Domestic Gross Profits	2	57,677	5,699	51,978
Net Interest Income	3	9,105	(1,048)	10,153
Fiduciary Income	4	30,058	2,781	27,277
Trust Fees for Jointly Operated Designated Money Trust	5	1,975	(48)	2,024
Credit Costs for Trust Accounts (1)	6	—	—	—
Net Fee and Commission Income	7	18,954	6,330	12,623
Net Trading Income	8	(629)	(1,801)	1,172
Net Other Operating Income	9	188	(563)	751
International Gross Profits	10	94	(7,853)	7,947
Net Interest Income	11	274	(3,039)	3,313
Net Fee and Commission Income	12	(172)	179	(352)
Net Trading Income	13	(11)	672	(683)
Net Other Operating Income	14	4	(5,665)	5,670
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(40,130)	967	(41,098)
Expense Ratio	16	69.4%	0.8%	68.5%
Personnel Expenses	17	(18,813)	776	(19,590)
Non-Personnel Expenses	18	(19,447)	401	(19,848)
Premium for Deposit Insurance	19	(559)	76	(636)
Miscellaneous Taxes	20	(1,869)	(210)	(1,659)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	21	17,642	(1,186)	18,828
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas (2)	22	17,631	5,206	12,425
Excluding Net Gains (Losses) from redemption of Investment Trusts	23	17,631	5,708	11,923

Reversal of (Provision for) General Reserve for Losses on Loans	24	(809)	(809)	—

Net Business Profits	25	16,832	(1,995)	18,828
Net Gains (Losses) related to Bonds	26	10	(6,392)	6,402

Net Non-Recurring Gains (Losses)	27	2,116	5,125	(3,009)
Net Gains (Losses) related to Stocks	28	400	3,332	(2,932)
Expenses related to Portfolio Problems	29	(88)	(88)	(0)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	30	0	(247)	247
Other	31	1,804	2,128	(323)

Ordinary Profits	32	18,949	3,129	15,819

Net Extraordinary Gains (Losses)	33	7,331	1,469	5,862
Net Gains (Losses) on Disposition of Fixed Assets	34	(113)	262	(375)
Losses on Impairment of Fixed Assets	35	(38)	(38)	—
Gains on Cancellation of Employee Retirement Benefit Trust	36	7,483	7,483	—
Accumulation (Amortization) of Unrecognized Prior Service Cost	37	—	(6,569)	6,569
Losses on Transfer to Defined Contribution Pension Plan	38	—	331	(331)
Income before Income Taxes	39	26,281	4,599	21,681
Income Taxes - Current	40	(4,559)	(2,378)	(2,181)
- Deferred	41	(3,255)	540	(3,796)

Net Income	42	18,466	2,762	15,704

(1) Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) excludes the amounts of “Credit Costs for Trust Accounts” [6].
(2) Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas[22]
=Net Business Profits(before Reversal of (Provision for) General Reserve for Losses on Loans)[21]-Net Gains (Losses) related to Bonds[26]

Credit-related Costs	43	(897)	(1,144)	247

Credit-related Costs [43]  =  Expenses related to Portfolio Problems [29] + Reversal of (Provision for) General Reserve for Losses on Loans [24] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [30] + Credit Costs for Trust Accounts [6]

Reference: Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	44	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	45	(809)	(1,028)	219
Losses on Write-offs of Loans	46	(73)	(73)	0
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	47	(14)	(42)	27
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	48	—	—	—
Reversal of (Provision for) Reserve for Contingencies	49	—	—	—
Other (including Losses on Sales of Loans)	50	—	—	—
Total	51	(897)	(1,144)	247

2-4

Mizuho Financial Group, Inc.

2. Interest Margins (Domestic Operations)

Non-Consolidated

			(%)
			First Half of Fiscal 2021		First Half of Fiscal 2020
Mizuho Bank				Change

Return on Interest-Earning Assets		1	0.39	0.01	0.37
Return on Loans and Bills Discounted (1)		2	0.74	0.03	0.71
Return on Securities		3	0.30	0.08	0.21
Cost of Funding (including Expenses)		4	0.51	(0.05)	0.56
Cost of Deposits (including Expenses)		5	0.52	(0.03)	0.56
Cost of Deposits (2)		6	0.00	(0.00)	0.00
Cost of Other External Liabilities		7	0.30	(0.22)	0.52

Net Interest Margin	(1)-(4)	8	(0.12)	0.06	(0.18)
Loan and Deposit Rate Margin (including Expenses)	(2)-(5)	9	0.22	0.07	0.15
Loan and Deposit Rate Margin	(2)-(6)	10	0.74	0.03	0.71

(1) Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
(2) Deposits include Negotiable Certificates of Deposit (“NCDs”).

Reference: After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		11	0.76	0.02	0.73
Loan and Deposit Rate Margin (including Expenses)	(11)-(5)	12	0.23	0.06	0.17
Loan and Deposit Rate Margin	(11)-(6)	13	0.76	0.02	0.73

			(%)
			First Half of Fiscal 2021		First Half of Fiscal 2020
Mizuho Trust & Banking				Change

Return on Interest-Earning Assets		14	0.47	0.01	0.45
Return on Loans and Bills Discounted (1)		15	0.59	0.01	0.57
Return on Securities		16	1.74	0.62	1.12
Cost of Funding		17	0.13	0.02	0.10
Cost of Deposits (2)		18	0.01	(0.00)	0.01

Net Interest Margin	(14)-(17)	19	0.34	(0.00)	0.35
Loan and Deposit Rate Margin	(15)-(18)	20	0.58	0.01	0.56

(1) Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
(2) Deposits include NCDs.

Reference: After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		21	0.60	(0.00)	0.60
Loan and Deposit Rate Margin	(21)-(18)	22	0.59	(0.00)	0.59

Reference			(%)
			First Half of Fiscal 2021		First Half of Fiscal 2020
Aggregate Figures for the 2 Banks				Change

Return on Loans and Bills Discounted (1)		23	0.73	0.03	0.70
Cost of Deposits (2)		24	0.00	(0.00)	0.00

Loan and Deposit Rate Margin	(23)-(24)	25	0.73	0.03	0.70

(1) Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
(2) Deposits include NCDs.

Reference: After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		26	0.75	0.02	0.73
Loan and Deposit Rate Margin	(26)-(24)	27	0.75	0.02	0.72

2-5

Mizuho Financial Group, Inc.

3. Use and Source of Funds

Non-Consolidated

Mizuho Bank

	(Millions of yen, %)
	First Half of Fiscal 2021				First Half of Fiscal 2020
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Total

Use of Funds	184,666,842	0.57	7,415,632	(0.09)	177,251,209	0.66
Loans and Bills Discounted	80,865,008	0.91	(3,891,405)	(0.09)	84,756,413	1.01
Securities	45,009,933	0.49	8,018,814	(0.11)	36,991,118	0.60

Source of Funds	183,824,544	0.12	7,941,608	(0.12)	175,882,935	0.24
Deposits	128,046,394	0.02	(3,738,599)	(0.09)	131,784,993	0.11
NCDs	19,877,406	0.05	6,329,745	(0.19)	13,547,661	0.24

Domestic Operations

Use of Funds	127,843,280	0.39	9,541,078	0.01	118,302,201	0.37
Loans and Bills Discounted	52,802,381	0.73	(1,003,909)	0.03	53,806,290	0.70
Securities	29,583,431	0.30	7,368,742	0.08	22,214,688	0.21

Source of Funds	126,395,809	0.03	9,308,343	(0.00)	117,087,466	0.04
Deposits	100,679,698	0.00	(751,478)	(0.00)	101,431,176	0.00
NCDs	13,728,174	0.00	5,827,518	(0.00)	7,900,656	0.00

International Operations

Use of Funds	59,514,244	0.94	(615,573)	(0.28)	60,129,817	1.23
Loans and Bills Discounted	28,062,627	1.26	(2,887,495)	(0.29)	30,950,123	1.55
Securities	15,426,502	0.86	650,072	(0.32)	14,776,429	1.18

Source of Funds	60,119,416	0.30	143,137	(0.33)	59,976,279	0.63
Deposits	27,366,695	0.10	(2,987,121)	(0.40)	30,353,817	0.50
NCDs	6,149,232	0.15	502,226	(0.43)	5,647,005	0.59

2-6

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)

	(Millions of yen, %)
	First Half of Fiscal 2021				First Half of Fiscal 2020
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Total

Use of Funds	5,304,757	0.48	(994,057)	(0.09)	6,298,815	0.57
Loans and Bills Discounted	3,268,511	0.60	(235,864)	(0.02)	3,504,375	0.62
Securities	253,726	1.69	(622,218)	0.29	875,944	1.40

Source of Funds	5,377,237	0.13	(1,016,785)	(0.01)	6,394,023	0.14
Deposits	2,880,365	0.01	(235,353)	(0.00)	3,115,718	0.01
NCDs	645,954	0.00	82,902	(0.00)	563,051	0.00

Domestic Operations

Use of Funds	5,264,259	0.47	(470,432)	0.01	5,734,692	0.45
Loans and Bills Discounted	3,223,676	0.59	(140,696)	0.01	3,364,372	0.57
Securities	245,476	1.74	(185,911)	0.62	431,388	1.12

Source of Funds	5,336,361	0.13	(460,549)	0.02	5,796,911	0.10
Deposits	2,876,384	0.01	(235,724)	(0.00)	3,112,108	0.01
NCDs	645,954	0.00	82,902	(0.00)	563,051	0.00

International Operations

Use of Funds	67,984	1.02	(543,088)	(0.62)	611,073	1.65
Loans and Bills Discounted	44,835	1.47	(95,167)	(0.41)	140,003	1.88
Securities	8,249	0.29	(436,306)	(1.37)	444,556	1.67

Source of Funds	68,362	0.21	(575,699)	(0.32)	644,062	0.54
Deposits	3,981	0.01	371	(0.11)	3,609	0.13
NCDs	—	—	—	—	—	—

2-7

Mizuho Financial Group, Inc.

4. Net Gains/Losses on Securities

Consolidated

	(Millions of yen)
	First Half of Fiscal 2021		First Half of Fiscal 2020
		Change
Net Gains (Losses) related to Bonds	21,178	(24,100)	45,279
Gains on Sales and Others	49,923	(27,378)	77,301
Losses on Sales and Others	(27,219)	2,692	(29,912)
Impairment (Devaluation)	(1,296)	1,751	(3,048)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(0)	(0)	(0)
Gains (Losses) on Derivatives other than for Trading	(228)	(1,166)	938

	First Half of Fiscal 2021		First Half of Fiscal 2020
		Change
Net Gains (Losses) related to Stocks	14,931	84,422	(69,490)
Gains on Sales	116,459	72,330	44,129
Losses on Sales	(80,931)	(56,923)	(24,008)
Impairment (Devaluation)	(1,906)	60,776	(62,682)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(18,690)	8,238	(26,929)

Non-Consolidated Aggregate Figures for the 2 Banks

	(Millions of yen)
	First Half of Fiscal 2021		First Half of Fiscal 2020
		Change
Net Gains (Losses) related to Bonds	23,290	(21,193)	44,483
Gains on Sales and Others	52,146	(25,137)	77,284
Losses on Sales and Others	(27,332)	3,399	(30,731)
Impairment (Devaluation)	(1,296)	1,721	(3,017)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(228)	(1,176)	947

	First Half of Fiscal 2021		First Half of Fiscal 2020
		Change
Net Gains (Losses) related to Stocks	10,761	86,078	(75,317)
Gains on Sales	109,122	70,788	38,333
Losses on Sales	(78,276)	(57,462)	(20,814)
Impairment (Devaluation)	(1,394)	64,424	(65,818)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	89	(89)
Gains (Losses) on Derivatives other than for Trading	(18,690)	8,238	(26,929)

2-8

Mizuho Financial Group, Inc.

Mizuho Bank

	(Millions of yen)
	First Half of Fiscal 2021		First Half of Fiscal 2020
		Change
Net Gains (Losses) related to Bonds	23,279	(14,800)	38,080
Gains on Sales and Others	52,135	(17,530)	69,665
Losses on Sales and Others	(27,330)	2,358	(29,689)
Impairment (Devaluation)	(1,296)	1,720	(3,017)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(228)	(1,349)	1,121

	First Half of Fiscal 2021		First Half of Fiscal 2020
		Change
Net Gains (Losses) related to Stocks	10,360	82,745	(72,385)
Gains on Sales	108,640	76,278	32,361
Losses on Sales	(78,233)	(59,951)	(18,281)
Impairment (Devaluation)	(1,356)	62,529	(63,885)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	89	(89)
Gains (Losses) on Derivatives other than for Trading	(18,690)	3,800	(22,490)

Mizuho Trust & Banking

	(Millions of yen)
	First Half of Fiscal 2021		First Half of Fiscal 2020
		Change
Net Gains (Losses) related to Bonds	10	(6,392)	6,402
Gains on Sales and Others	11	(7,606)	7,618
Losses on Sales and Others	(1)	1,040	(1,041)
Impairment (Devaluation)	—	0	(0)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	—	173	(173)

	First Half of Fiscal 2021		First Half of Fiscal 2020
		Change
Net Gains (Losses) related to Stocks	400	3,332	(2,932)
Gains on Sales	482	(5,490)	5,972
Losses on Sales	(43)	2,489	(2,532)
Impairment (Devaluation)	(38)	1,895	(1,933)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	—	4,438	(4,438)

2-9

Mizuho Financial Group, Inc.

5. Unrealized Gains/Losses on Securities

•	Stocks and others without a quoted market price and Investments in Partnerships are excluded.

Consolidated

(1) Other Securities

	(Millions of yen)
	As of September 30, 2021				As of March 31, 2021
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
	(= Fair Value)		Gains	Losses	(= Fair Value)		Gains	Losses
Other Securities	41,930,391	1,627,137	1,986,505	359,367	42,534,848	1,603,253	1,989,800	386,547
Japanese Stocks	2,933,126	1,734,527	1,780,968	46,441	2,865,985	1,698,265	1,744,614	46,348
Japanese Bonds	22,433,956	(35,116)	22,009	57,125	24,145,048	(44,978)	24,765	69,743
Japanese Government Bonds	19,003,042	(24,301)	1,113	25,415	20,920,582	(31,717)	3,583	35,301
Other	16,563,307	(72,273)	183,526	255,800	15,523,814	(50,033)	220,421	270,454
Foreign Bonds	13,489,382	(47,725)	58,129	105,855	12,433,912	(33,009)	66,678	99,687

*   In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

*   The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the consolidated balance sheets and the acquisition costs.

*   Unrealized Gains/Losses include ¥38,068 million and ¥32,481 million, which were recognized in the statement of income for September 30, 2021 and March 31, 2021, respectively, by applying the fair-value hedge method. As a result, the base amounts to be recorded directly to Net Assets after necessary consolidation adjustments as of September 30, 2021 and March 31, 2021 are ¥1,589,069 million and ¥1,570,772 million, respectively.

*   Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax and consolidation adjustments, excluding the amount recognized in the statement of income by applying the fair-value hedge method, including translation differences and others regarding stocks and others without a quoted market price and Investments in Partnerships) as of September 30, 2021 and March 31, 2021 are ¥1,154,756 million and ¥1,132,460 million, respectively.

(2) Bonds Held to Maturity

	(Millions of yen)
	As of September 30, 2021				As of March 31, 2021
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
Bonds Held to Maturity	1,394,142	9,439	15,871	6,431	885,529	18,069	21,225	3,155

Non-Consolidated

(1) Other Securities

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2021				As of March 31, 2021
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
	(= Fair Value)		Gains	Losses	(= Fair Value)		Gains	Losses
Other Securities	40,729,325	1,547,414	1,908,231	360,816	41,388,529	1,527,548	1,915,021	387,472
Japanese Stocks	2,842,612	1,656,686	1,705,296	48,610	2,779,891	1,624,579	1,673,165	48,585
Japanese Bonds	22,413,879	(35,121)	22,004	57,125	24,125,549	(44,985)	24,758	69,743
Japanese Government Bonds	18,991,867	(24,304)	1,110	25,415	20,909,339	(31,722)	3,578	35,301
Other	15,472,833	(74,150)	180,930	255,080	14,483,088	(52,045)	217,097	269,142
Foreign Bonds	13,019,159	(47,982)	57,157	105,140	12,031,174	(32,575)	65,800	98,375

Mizuho Bank
Other Securities	40,438,630	1,457,776	1,815,072	357,295	41,113,338	1,441,229	1,826,408	385,178
Japanese Stocks	2,673,371	1,568,326	1,613,450	45,123	2,625,643	1,539,526	1,585,832	46,306
Japanese Bonds	22,298,234	(36,009)	21,081	57,091	24,010,684	(45,887)	23,842	69,729
Japanese Government Bonds	18,961,865	(24,302)	1,110	25,413	20,879,330	(31,720)	3,578	35,299
Other	15,467,024	(74,539)	180,540	255,080	14,477,009	(52,409)	216,733	269,142
Foreign Bonds	13,019,159	(47,982)	57,157	105,140	12,031,174	(32,575)	65,800	98,375

Mizuho Trust & Banking
Other Securities	290,695	89,637	93,158	3,520	275,190	86,318	88,612	2,293
Japanese Stocks	169,240	88,360	91,846	3,486	154,247	85,052	87,332	2,279
Japanese Bonds	115,645	888	922	34	114,865	901	915	13
Japanese Government Bonds	30,002	(1)	—	1	30,009	(1)	—	1
Other	5,809	389	389	0	6,078	364	364	0
Foreign Bonds	—	—	—	—	—	—	—	—

*	In addition to “Securities” on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*

The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the balance sheets and the acquisition costs.

*

Unrealized Gains/Losses include ¥38,068 million and ¥32,481 million, which were recognized in the statement of income (aggregate figures for the 2 banks) for September 30, 2021 and March 31, 2021, respectively, by applying the fair-value hedge method. As a result, the base amounts to be recorded directly to Net Assets after necessary adjustments (aggregate figures for the 2 banks) as of September 30, 2021 and March 31, 2021 are ¥1,509,346 million and ¥1,495,067 million, respectively.

*

Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax adjustment, excluding the amount recognized in the statement of income by applying the fair-value hedge method including translation differences and others regarding stocks and others without a quoted market price and Investments in Partnerships) as of September 30, 2021 and March 31, 2021 are as follows:

	(Millions of yen)
	As of September 30, 2021	As of March 31, 2021
Aggregate Figures	1,082,874	1,076,333
Mizuho Bank	1,012,693	1,009,001
Mizuho Trust & Banking	70,180	67,331

2-10

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2021				As of March 31, 2021
		Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses
Aggregate Figures	1,394,142	9,439	15,871	6,431	885,529	18,069	21,225	3,155
Mizuho Bank	1,394,142	9,439	15,871	6,431	885,529	18,069	21,225	3,155
Mizuho Trust & Banking	—	—	—	—	—	—	—	—
(3) Investment in Subsidiaries and Affiliates Aggregate Figures for the 2 Banks
	(Millions of yen)
	As of September 30, 2021				As of March 31, 2021
		Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses
Aggregate Figures	135,771	311,808	311,980	172	135,771	286,554	286,573	19
Mizuho Bank	135,771	311,808	311,980	172	135,771	286,554	286,573	19
Mizuho Trust & Banking	—	—	—	—	—	—	—	—

Reference

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge method.Unrealized Gains/Losses on Other Securities after excluding such Income/Loss (the “base amount”) are recorded directly to Net Assets after necessary adjustments. The base amounts are as follows:

Consolidated

	(Millions of yen)
	As of September 30, 2021		As of March 31, 2021
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	1,589,069	18,297	1,570,772
Japanese Stocks	1,696,459	30,674	1,665,784
Japanese Bonds	(35,116)	9,862	(44,978)
Japanese Government Bonds	(24,301)	7,416	(31,717)
Other	(72,273)	(22,240)	(50,033)
Foreign Bonds	(47,725)	(14,716)	(33,009)

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2021		As of March 31, 2021
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	1,509,346	14,278	1,495,067
Japanese Stocks	1,618,618	26,520	1,592,098
Japanese Bonds	(35,121)	9,863	(44,985)
Japanese Government Bonds	(24,304)	7,417	(31,722)
Other	(74,150)	(22,105)	(52,045)
Foreign Bonds	(47,982)	(15,407)	(32,575)

2-11

Mizuho Financial Group, Inc.

6. Projected Redemption Amounts for Securities

•	The redemption schedule by term for Bonds Held to Maturity and Other Securities with maturities is as follows:

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	Maturity as of September 30, 2021				Change				Maturity as of March 31, 2021
	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years
Japanese Bonds	11,547.1	8,630.5	1,741.6	938.3	(4,314.3)	2,222.4	102.5	272.4	15,861.4	6,408.1	1,639.1	665.9
Japanese Government Bonds	11,096.7	6,918.6	1,152.7	265.1	(4,350.6)	2,074.7	147.7	210.1	15,447.4	4,843.9	1,005.0	55.0
Japanese Local Government Bonds	40.9	241.5	204.6	7.4	(13.9)	22.7	33.3	(11.1)	54.9	218.7	171.3	18.5
Japanese Corporate Bonds	409.3	1,470.3	384.3	665.8	50.2	124.9	(78.4)	73.4	359.1	1,345.4	462.8	592.4
Other	2,503.6	3,371.8	2,786.0	5,676.2	(127.8)	555.0	744.0	99.8	2,631.5	2,816.7	2,041.9	5,576.4

Mizuho Bank

Japanese Bonds	11,513.9	8,560.5	1,730.0	938.3	(4,314.3)	2,213.0	111.1	272.4	15,828.3	6,347.4	1,618.9	665.9
Japanese Government Bonds	11,066.7	6,918.6	1,152.7	265.1	(4,350.6)	2,074.7	147.7	210.1	15,417.4	4,843.9	1,005.0	55.0
Japanese Local Government Bonds	40.9	241.5	204.6	7.4	(13.9)	22.7	33.3	(11.1)	54.9	218.7	171.3	18.5
Japanese Corporate Bonds	406.2	1,400.4	372.6	665.8	50.2	115.5	(69.9)	73.4	355.9	1,284.8	442.6	592.4
Other	2,503.2	3,367.1	2,783.9	5,676.2	(127.7)	554.6	743.8	99.8	2,630.9	2,812.5	2,040.0	5,576.4

Mizuho Trust & Banking

Japanese Bonds	33.1	69.9	11.6	—	0.0	9.3	(8.5)	—	33.1	60.6	20.2	—
Japanese Government Bonds	30.0	—	—	—	—	—	—	—	30.0	—	—	—
Japanese Local Government Bonds	—	—	—	—	—	—	—	—	—	—	—	—
Japanese Corporate Bonds	3.1	69.9	11.6	—	0.0	9.3	(8.5)	—	3.1	60.6	20.2	—
Other	0.4	4.6	2.1	0.0	(0.0)	0.3	0.1	0.0	0.5	4.2	1.9	—

2-12

Mizuho Financial Group, Inc.

7. Overview of Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

•	Notional Amounts of Interest Rate Swaps (qualifying for hedge accounting (deferred method)) by Remaining Contractual Term

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of September 30, 2021				Change				As of March 31, 2021
	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total
Receive Fixed / Pay Float	3,024.5	9,118.0	4,941.9	17,084.5	78.7	42.5	(637.1)	(515.7)	2,945.7	9,075.4	5,579.0	17,600.3
Receive Float / Pay Fixed	701.8	1,535.9	4,323.9	6,561.8	93.5	(371.8)	1,056.0	777.8	608.2	1,907.8	3,267.8	5,784.0
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	3,726.3	10,654.0	9,265.9	23,646.3	172.3	(329.3)	418.9	262.0	3,553.9	10,983.3	8,846.9	23,384.3

Mizuho Bank

Receive Fixed / Pay Float	3,024.5	9,118.0	4,926.9	17,069.5	78.7	42.5	(642.1)	(520.7)	2,945.7	9,075.4	5,569.0	17,590.3
Receive Float / Pay Fixed	701.8	1,465.9	3,958.9	6,126.8	93.5	(371.8)	1,056.0	777.8	608.2	1,837.8	2,902.8	5,349.0
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	3,726.3	10,584.0	8,885.9	23,196.3	172.3	(329.3)	413.9	257.0	3,553.9	10,913.3	8,471.9	22,939.3

Mizuho Trust & Banking

Receive Fixed / Pay Float	—	—	15.0	15.0	—	—	5.0	5.0	—	—	10.0	10.0
Receive Float / Pay Fixed	—	70.0	365.0	435.0	—	—	—	—	—	70.0	365.0	435.0
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	—	70.0	380.0	450.0	—	—	5.0	5.0	—	70.0	375.0	445.0

Reference:

Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

	(Billions of yen)
	As of September 30, 2021			Change			As of March 31, 2021
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
Aggregate Figures	1,107.4	1,114.2	(6.7)	(70.9)	(24.7)	(46.2)	1,178.4	1,138.9	39.5
Mizuho Bank	1,097.4	1,097.3	0.0	(71.3)	(28.1)	(43.1)	1,168.8	1,125.5	43.2
Mizuho Trust & Banking	10.0	16.8	(6.8)	0.3	3.4	(3.0)	9.6	13.3	(3.7)

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes and others.

2-13

Mizuho Financial Group, Inc.

8. Employee Retirement Benefits

Non-Consolidated

Retirement Benefit Obligations

Aggregate Figures for the 2 Banks

		(Millions of yen)
		First Half of Fiscal 2021	Change	First Half of Fiscal 2020
Retirement Benefit Obligations (at the beginning of the fiscal year)	(A)	1,125,762	(94,993)	1,220,755
Discount Rate (%)		(0.07)~0.82		(0.00)~0.62

Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	2,113,359	115,930	1,997,428
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	(397,727)	(243,087)	(154,639)
Prepaid Pension Cost/Reserve for Employee Retirement Benefits (at the beginning of the fiscal year)	(B)+ (C) - (A)	589,869	(32,163)	622,033

Mizuho Bank

Retirement Benefit Obligations (at the beginning of the fiscal year)	(A)	987,980	(84,573)	1,072,553
Discount Rate (%)		(0.07)~0.82		(0.00)~0.62

Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	1,851,065	94,480	1,756,585
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	(338,917)	(211,159)	(127,758)
Prepaid Pension Cost (at the beginning of the fiscal year)	(B)+ (C) - (A)	524,167	(32,105)	556,273

Mizuho Trust & Banking

Retirement Benefit Obligations (at the beginning of the fiscal year)	(A)	137,781	(10,420)	148,201
Discount Rate (%)		(0.07)~0.82		(0.00)~0.62

Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	262,293	21,450	240,842
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	(58,809)	(31,928)	(26,881)
Prepaid Pension Cost/Reserve for Employee Retirement Benefits (at the beginning of the fiscal year)	(B)+ (C) - (A)	65,701	(57)	65,759

2-14

Mizuho Financial Group, Inc.

Income (Expenses) related to Employee Retirement Benefits

Aggregate Figures for the 2 Banks

	(Millions of yen)
	First Half of Fiscal 2021	Change	First Half of Fiscal 2020
Service Cost	(10,139)	3,614	(13,753)
Interest Cost	(1,629)	156	(1,785)
Expected Return on Plan Assets	15,028	(2,347)	17,376
Accumulation (Amortization) of Unrecognized Actuarial Differences	25,725	11,961	13,763
Accumulation (Amortization) of Unrecognized Prior Service Cost	—	(52,391)	52,391
Gains on Cancellation of Employee Retirement Benefit Trust	51,093	43,198	7,895
Losses on Transfer to Defined Contribution Pension Plan	—	2,519	(2,519)
Other	(3,813)	413	(4,226)

Total	76,266	7,124	69,141

Note: Accumulation (Amortization) of Unrecognized Prior Service Cost, Gains on Cancellation of Employee Retirement Benefit Trust and Losses on Transfer to Defined Contribution Pension Plan are recorded to Extraordinary Gains (Losses).

Mizuho Bank

	(Millions of yen)
	First Half of Fiscal 2021	Change	First Half of Fiscal 2020
Service Cost	(8,524)	3,085	(11,609)
Interest Cost	(1,428)	138	(1,566)
Expected Return on Plan Assets	13,398	(2,172)	15,570
Accumulation (Amortization) of Unrecognized Actuarial Differences	22,682	10,247	12,435
Accumulation (Amortization) of Unrecognized Prior Service Cost	—	(45,822)	45,822
Gains on Cancellation of Employee Retirement Benefit Trust	43,610	35,715	7,895
Losses on Transfer to Defined Contribution Pension Plan	—	2,187	(2,187)
Other	(3,539)	287	(3,826)

Total	66,199	3,667	62,532

Note: Accumulation (Amortization) of Unrecognized Prior Service Cost, Gains on Cancellation of Employee Retirement Benefit Trust and Losses on Transfer to Defined Contribution Pension Plan are recorded to Extraordinary Gains (Losses).

Mizuho Trust & Banking

	(Millions of yen)
	First Half of Fiscal 2021	Change	First Half of Fiscal 2020
Service Cost	(1,614)	528	(2,143)
Interest Cost	(201)	17	(218)
Expected Return on Plan Assets	1,630	(175)	1,805
Accumulation (Amortization) of Unrecognized Actuarial Differences	3,042	1,714	1,328
Accumulation (Amortization) of Unrecognized Prior Service Cost	—	(6,569)	6,569
Gains on Cancellation of Employee Retirement Benefit Trust	7,483	7,483	—
Losses on Transfer to Defined Contribution Pension Plan	—	331	(331)
Other	(274)	125	(400)

Total	10,066	3,456	6,609

Note: Accumulation (Amortization) of Unrecognized Prior Service Cost, Gains on Cancellation of Employee Retirement Benefit Trust and Losses on Transfer to Defined Contribution Pension Plan are recorded to Extraordinary Gains (Losses).

2-15

Mizuho Financial Group, Inc.

Consolidated

Retirement Benefit Obligations

		(Millions of yen)
		First Half of Fiscal 2021	Change	First Half of Fiscal 2020
Retirement Benefit Obligations (at the beginning of the fiscal year)	(A)	1,335,890	(104,450)	1,440,341
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	2,373,949	148,939	2,225,010
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	(409,679)	(270,870)	(138,808)
Net Defined Benefit Asset (at the beginning of the fiscal year)	(D)	1,109,107	262,325	846,782
Net Defined Benefit Liability (at the beginning of the fiscal year)	(A)-(B)+(D)	71,049	8,935	62,113
Income (Expenses) related to Employee Retirement Benefits

		(Millions of yen)
		First Half of Fiscal 2021	Change	First Half of Fiscal 2020
Service Cost		(15,917)	4,808	(20,725)
Interest Cost		(1,970)	173	(2,144)
Expected Return on Plan Assets		17,402	(2,057)	19,460
Accumulation (Amortization) of Unrecognized Actuarial Differences		25,922	13,483	12,439
Accumulation (Amortization) of Unrecognized Prior Service Cost		(23)	(61,993)	61,969
Gains on Cancellation of Employee Retirement Benefit Trust		51,093	43,198	7,895
Losses on Transfer to Defined Contribution Pension Plan		—	3,320	(3,320)
Other		(6,832)	508	(7,341)

Total		69,675	1,442	68,232

Notes: (1)

Accumulation (Amortization) of Unrecognized Prior Service Cost,Gains on Cancellation of Employee Retirement Benefit Trust and Losses on Transfer to Defined Contribution Pension Plan that arose in Fiscal 2020, except for a portion thereof, are recorded to Extraordinary Gains (Losses) (¥66,579 million).

(2) Gains on Cancellation of Employee Retirement Benefit Trust in Fiscal 2021 is recorded to Extraordinary Gains.

2-16

Mizuho Financial Group, Inc.

9. Capital Ratio

Mizuho Financial Group

International Standard

	Consolidated		(%, Billions of yen)
	As of September 30, 2021 (Preliminary)	Change	As of March 31, 2021
(1) Total Capital Ratio	17.76	0.89	16.87
(2) Tier 1 Capital Ratio	15.03	0.66	14.37
(3) Common Equity Tier 1 Capital Ratio	12.27	0.64	11.63
(4) Total Capital	11,927.0	541.6	11,385.3
(5) Tier 1 Capital	10,098.4	396.4	9,701.9
(6) Common Equity Tier 1 Capital	8,243.5	393.6	7,849.9
(7) Risk weighted Assets	67,147.7	(334.2)	67,481.9
(8) Total Required Capital (7) X8%	5,371.8	(26.7)	5,398.5

Mizuho Bank International Standard

	Consolidated			Non-Consolidated
	As of September 30, 2021 (Preliminary)	Change	As of March 31, 2021	As of September 30, 2021 (Preliminary)
(1) Total Capital Ratio	17.59	1.02	16.57	17.79
(2) Tier 1 Capital Ratio	14.79	0.74	14.05	14.83
(3) Common Equity Tier 1 Capital Ratio	11.82	0.71	11.11	11.66
(4) Total Capital	10,923.5	523.5	10,399.9	10,354.9
(5) Tier 1 Capital	9,186.6	367.8	8,818.7	8,634.6
(6) Common Equity Tier 1 Capital	7,339.5	367.7	6,971.8	6,789.8
(7) Risk weighted Assets	62,092.0	(641.9)	62,734.0	58,204.1
(8) Total Required Capital (7) X8%	4,967.3	(51.3)	5,018.7	4,656.3

Mizuho Trust & Banking International Standard

	Consolidated			Non-Consolidated
	As of September 30, 2021 (Preliminary)	Change	As of March 31, 2021	As of September 30, 2021 (Preliminary)
(1) Total Capital Ratio	26.71	(2.23)	28.94	26.04
(2) Tier 1 Capital Ratio	26.70	(2.24)	28.94	26.03
(3) Common Equity Tier 1 Capital Ratio	26.70	(2.24)	28.94	26.03
(4) Total Capital	479.4	(47.1)	526.6	464.8
(5) Tier 1 Capital	479.3	(47.1)	526.5	464.7
(6) Common Equity Tier 1 Capital	479.3	(47.1)	526.5	464.7
(7) Risk weighted Assets	1,794.9	(24.2)	1,819.1	1,784.8
(8) Total Required Capital (7) X8%	143.5	(1.9)	145.5	142.7

2-17

Mizuho Financial Group, Inc.

II. REVIEW OF CREDITS

1. Status of Non-Accrual, Past Due & Restructured Loans

•	The figures below are presented net of partial direct write-offs.

•	Treatment of accrued interest is based on the results of the self-assessment of assets.

(All loans to obligors classified in the self-assessment of assets as Bankrupt Obligors, Substantially Bankrupt Obligors, and Intensive Control Obligors are categorized as non-accrual loans.)

Consolidated

	(Millions of yen, %)
	As of September 30, 2021				As of March 31, 2021
		%	Change	%		%
Loans to Bankrupt Obligors	23,211	0.02	3,657	0.00	19,554	0.02
Non-Accrual Delinquent Loans	329,493	0.40	(85,825)	(0.09)	415,318	0.49
Loans Past Due for 3 Months or More	1,126	0.00	591	0.00	534	0.00
Restructured Loans	457,085	0.55	80,035	0.10	377,049	0.45

Total	810,916	0.98	(1,541)	0.01	812,457	0.97

Total Loans	82,198,528	100.00	(1,506,147)		83,704,675	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	103,956		(1,392)		105,348

Trust Account
	As of September 30, 2021				As of March 31, 2021
		%	Change	%		%
Loans to Bankrupt Obligors	—	—	—	—	—	—
Non-Accrual Delinquent Loans	—	—	—	—	—	—
Loans Past Due for 3 Months or More	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—

Total	—	—	—	—	—	—

Total Loans	4,292	100.00	(494)		4,787	100.00

Consolidated + Trust Account
	As of September 30, 2021				As of March 31, 2021
		%	Change	%		%
Loans to Bankrupt Obligors	23,211	0.02	3,657	0.00	19,554	0.02
Non-Accrual Delinquent Loans	329,493	0.40	(85,825)	(0.09)	415,318	0.49
Loans Past Due for 3 Months or More	1,126	0.00	591	0.00	534	0.00
Restructured Loans	457,085	0.55	80,035	0.10	377,049	0.45

Total	810,916	0.98	(1,541)	0.01	812,457	0.97

Total Loans	82,202,820	100.00	(1,506,641)		83,709,462	100.00

Trust account represents trust accounts that guarantee principals in the agreement.

2-18

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

(Banking Account + Trust Account)

	(Millions of yen, %)
	As of September 30, 2021				As of March 31, 2021
		%	Change	%		%
Loans to Bankrupt Obligors	21,689	0.02	2,679	0.00	19,009	0.02
Non-Accrual Delinquent Loans	315,367	0.37	(82,205)	(0.08)	397,573	0.46
Loans Past Due for 3 Months or More	1,125	0.00	591	0.00	534	0.00
Restructured Loans	417,318	0.50	84,849	0.11	332,469	0.38

Total	755,501	0.90	5,914	0.03	749,587	0.87

Total Loans	83,264,462	100.00	(2,177,182)		85,441,645	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	99,559		(1,275)		100,834

Mizuho Bank

Loans to Bankrupt Obligors	21,689	0.02	2,693	0.00	18,995	0.02
Non-Accrual Delinquent Loans	310,339	0.38	(80,555)	(0.08)	390,895	0.47
Loans Past Due for 3 Months or More	1,124	0.00	589	0.00	534	0.00
Restructured Loans	416,040	0.51	84,017	0.11	332,022	0.40

Total	749,193	0.93	6,744	0.03	742,448	0.90

Total Loans	80,080,848	100.00	(1,993,742)		82,074,591	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	99,343		(1,275)		100,618

Mizuho Trust & Banking (Banking Account)

Loans to Bankrupt Obligors	—	—	(14)	(0.00)	14	0.00
Non-Accrual Delinquent Loans	5,028	0.15	(1,649)	(0.04)	6,678	0.19
Loans Past Due for 3 Months or More	1	0.00	1	0.00	—	—
Restructured Loans	1,278	0.04	831	0.02	446	0.01

Total	6,308	0.19	(830)	(0.01)	7,138	0.21

Total Loans	3,179,321	100.00	(182,945)		3,362,267	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	215		(0)		216

(Trust Account)

Loans to Bankrupt Obligors	—	—	—	—	—	—
Non-Accrual Delinquent Loans	—	—	—	—	—	—
Loans Past Due for 3 Months or More	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—

Total	—	—	—	—	—	—

Total Loans	4,292	100.00	(494)		4,787	100.00

Trust account represents trust accounts that guarantee principals in the agreement.

2-19

Mizuho Financial Group, Inc.

2. Status of Reserves for Possible Losses on Loans

Consolidated

	(Millions of yen)
	As of September 30, 2021	Change	As of March 31, 2021
Reserves for Possible Losses on Loans	594,023	18,450	575,572
General Reserve for Possible Losses on Loans	448,993	65,931	383,062
Specific Reserve for Possible Losses on Loans	143,821	(47,387)	191,208
Reserve for Possible Losses on Loans to Restructuring Countries	1,209	(92)	1,301

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	113,626	(3,208)	116,834

Non-Consolidated Aggregate Figures for the 2 Banks
	(Millions of yen)
	As of September 30, 2021	Change	As of March 31, 2021
Reserves for Possible Losses on Loans	560,225	19,928	540,297
General Reserve for Possible Losses on Loans	430,386	65,469	364,916
Specific Reserve for Possible Losses on Loans	128,629	(45,448)	174,078
Reserve for Possible Losses on Loans to Restructuring Countries	1,209	(92)	1,301

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	108,735	(2,930)	111,666

Mizuho Bank

Reserves for Possible Losses on Loans	556,219	20,118	536,101
General Reserve for Possible Losses on Loans	426,729	64,660	362,068
Specific Reserve for Possible Losses on Loans	128,280	(44,449)	172,730
Reserve for Possible Losses on Loans to Restructuring Countries	1,209	(92)	1,301

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	108,519	(2,930)	111,450

Mizuho Trust & Banking

Reserves for Possible Losses on Loans	4,006	(189)	4,196
General Reserve for Possible Losses on Loans	3,657	809	2,847
Specific Reserve for Possible Losses on Loans	349	(998)	1,348
Reserve for Possible Losses on Loans to Restructuring Countries	—	—	—

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	215	(0)	216

Reserve for Possible Losses on Entrusted Loans (¥13 million and ¥15 million for September 30, 2021 and March 31, 2021, respectively) is not included in the above figures for Trust Account.

2-20

Mizuho Financial Group, Inc.

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans

Consolidated

	(%)
	As of September 30, 2021	Change	As of March 31, 2021
Mizuho Financial Group	73.25	2.40	70.84
Above figures are presented net of partial direct write-offs.

Non-Consolidated
	(%)
	As of September 30, 2021	Change	As of March 31, 2021
Total	74.15	2.07	72.07
Mizuho Bank	74.24	2.03	72.20
Mizuho Trust & Banking (Banking Account)	63.51	4.73	58.77

Above figures are presented net of partial direct write-offs.

2-21

Mizuho Financial Group, Inc.

4. Status of Non Performing Loans based on the Financial Reconstruction Act(“FRA”)

Consolidated

	(Millions of yen)
	As of September 30, 2021	Change	As of March 31, 2021
Claims against Bankrupt and Substantially Bankrupt Obligors	54,362	(1,143)	55,506
Claims with Collection Risk	327,028	(82,713)	409,742
Claims for Special Attention	458,211	80,627	377,584
Sub-total[1]	839,603	(3,229)	842,832
Normal Claims	92,186,254	(1,000,543)	93,186,798

Total[2]	93,025,857	(1,003,773)	94,029,630

	(%)
NPL ratio[1]/[2]	0.90	0.00	0.89

Above figures are presented net of partial direct write-offs.

Trust Account

	(Millions of yen)
	As of September 30, 2021	Change	As of March 31, 2021
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	—	—	—
Claims for Special Attention	—	—	—
Sub-total[3]	—	—	—
Normal Claims	4,292	(494)	4,787

Total[4]	4,292	(494)	4,787

	(%)
NPL ratio[3]/[4]	—	—	—

Consolidated + Trust Account

	(Millions of yen)
	As of September 30, 2021	Change	As of March 31, 2021
Claims against Bankrupt and Substantially Bankrupt Obligors	54,362	(1,143)	55,506
Claims with Collection Risk	327,028	(82,713)	409,742
Claims for Special Attention	458,211	80,627	377,584
Sub-total[5]	839,603	(3,229)	842,832
Normal Claims	92,190,547	(1,001,037)	93,191,585

Total[6]	93,030,150	(1,004,267)	94,034,418

	(%)
NPL ratio[5]/[6]	0.90	0.00	0.89

Trust account represents trust accounts that guarantee principals in the agreement.

2-22

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Millions of yen)
	As of September 30, 2021	Change	As of March 31, 2021
Claims against Bankrupt and Substantially Bankrupt Obligors	43,576	(5,144)	48,720
Claims with Collection Risk	327,254	(83,798)	411,052
Claims for Special Attention	418,444	85,440	333,004
Sub-total[1]	789,275	(3,502)	792,777
Normal Claims	93,455,464	(1,688,911)	95,144,375

Total[2]	94,244,739	(1,692,413)	95,937,152

	(%)
NPL ratio[1]/[2]	0.83	0.01	0.82

Above figures are presented net of partial direct write-offs.

Mizuho Bank

	(Millions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	43,304	(5,136)	48,440
Claims with Collection Risk	322,497	(82,142)	404,640
Claims for Special Attention	417,165	84,607	332,557
Sub-total[3]	782,966	(2,671)	785,638
Normal Claims	90,261,980	(1,506,909)	91,768,889

Total[4]	91,044,947	(1,509,580)	92,554,528

	(%)
NPL ratio[3]/[4]	0.85	0.01	0.84

Above figures are presented net of partial direct write-offs.

Mizuho Trust & Banking

(Banking Account)

	(Millions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	272	(8)	280
Claims with Collection Risk	4,756	(1,655)	6,412
Claims for Special Attention	1,279	833	446
Sub-total[5]	6,308	(830)	7,138
Normal Claims	3,189,190	(181,507)	3,370,698

Total[6]	3,195,499	(182,338)	3,377,837

	(%)
NPL ratio[5]/[6]	0.19	(0.01)	0.21

Above figures are presented net of partial direct write-offs.

(Trust Account)

	(Millions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	—	—	—
Claims for Special Attention	—	—	—
Sub-total[7]	—	—	—
Normal Claims	4,292	(494)	4,787

Total[8]	4,292	(494)	4,787

	(%)
NPL ratio[7]/[8]	—	—	—

Trust account represents trust accounts that guarantee principals in the agreement.

2-23

Mizuho Financial Group, Inc.

5. Coverage on Non Performing Loans based on the FRA

Non-Consolidated

(1) Non Performing Loans based on the FRA and Coverage Amount

	(Billions of yen)
	As of September 30, 2021	Change	As of March 31, 2021

Aggregate Figures for the 2 Banks (Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	43.5	(5.1)	48.7
Collateral, Guarantees, and equivalent	37.6	(4.6)	42.3
Reserve for Possible Losses	5.8	(0.4)	6.3
Claims with Collection Risk	327.2	(83.7)	411.0
Collateral, Guarantees, and equivalent	142.3	(22.3)	164.7
Reserve for Possible Losses	122.7	(44.9)	167.6
Claims for Special Attention	418.4	85.4	333.0
Collateral, Guarantees, and equivalent	111.7	10.8	100.9
Reserve for Possible Losses	92.4	34.9	57.5
Total	789.2	(3.5)	792.7
Collateral, Guarantees, and equivalent	291.8	(16.2)	308.0
Reserve for Possible Losses	221.1	(10.4)	231.6

Mizuho Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	43.3	(5.1)	48.4
Collateral, Guarantees, and equivalent	37.4	(4.6)	42.0
Reserve for Possible Losses	5.8	(0.4)	6.3
Claims with Collection Risk	322.4	(82.1)	404.6
Collateral, Guarantees, and equivalent	138.2	(22.3)	160.5
Reserve for Possible Losses	122.3	(43.9)	166.3
Claims for Special Attention	417.1	84.6	332.5
Collateral, Guarantees, and equivalent	111.6	10.8	100.8
Reserve for Possible Losses	92.2	34.7	57.4
Total	782.9	(2.6)	785.6
Collateral, Guarantees, and equivalent	287.3	(16.1)	303.4
Reserve for Possible Losses	220.5	(9.6)	230.1

Mizuho Trust & Banking (Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	0.2	(0.0)	0.2
Collateral, Guarantees, and equivalent	0.2	(0.0)	0.2
Reserve for Possible Losses	—	—	—
Claims with Collection Risk	4.7	(1.6)	6.4
Collateral, Guarantees, and equivalent	4.1	(0.0)	4.2
Reserve for Possible Losses	0.3	(0.9)	1.3
Claims for Special Attention	1.2	0.8	0.4
Collateral, Guarantees, and equivalent	0.0	(0.0)	0.0
Reserve for Possible Losses	0.2	0.1	0.0
Total	6.3	(0.8)	7.1
Collateral, Guarantees, and equivalent	4.4	(0.0)	4.5
Reserve for Possible Losses	0.5	(0.8)	1.4

Reference: Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Claims with Collection Risk	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Claims for Special Attention	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Total	—	—	—
Collateral, Guarantees, and equivalent	—	—	—

*	Trust account represents trust accounts that guarantee principals in the agreement.

2-24

Mizuho Financial Group, Inc.

(2) Coverage Ratio

	(Billions of yen)
	As of September 30, 2021	Change	As of March 31, 2021

Aggregate Figures for the 2 Banks (Banking Account)

Coverage Amount	512.9	(26.6)	539.6
Reserves for Possible Losses on Loans	221.1	(10.4)	231.6
Collateral, Guarantees, and equivalent	291.8	(16.2)	308.0

	(%)
Coverage Ratio	64.9	(3.0)	68.0
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	81.0	0.1	80.8
Claims for Special Attention	48.8	1.2	47.5
Claims against Special Attention Obligors	48.5	5.1	43.3

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	66.3	(1.6)	68.0
Claims for Special Attention	30.1	5.3	24.7
Claims against Special Attention Obligors	37.1	8.3	28.7

Reference: Reserve Ratio

	(%)
Claims against Special Attention Obligors	30.38	7.52	22.85
Claims against Watch Obligors excluding Special Attention Obligors	4.18	(0.68)	4.87
Claims against Normal Obligors	0.10	(0.00)	0.10

Mizuho Bank

	(Billions of yen)
Coverage Amount	507.8	(25.7)	533.6
Reserves for Possible Losses on Loans	220.5	(9.6)	230.1
Collateral, Guarantees, and equivalent	287.3	(16.1)	303.4

	(%)
Coverage Ratio	64.8	(3.0)	67.9
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	80.8	0.0	80.7
Claims for Special Attention	48.8	1.2	47.6
Claims against Special Attention Obligors	48.6	5.2	43.3

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	66.4	(1.7)	68.1
Claims for Special Attention	30.2	5.4	24.8
Claims against Special Attention Obligors	37.1	8.4	28.7

Reference: Reserve Ratio

	(%)
Claims against Special Attention Obligors	30.41	7.55	22.86
Claims against Watch Obligors excluding Special Attention Obligors	4.25	(0.66)	4.92
Claims against Normal Obligors	0.10	(0.00)	0.10

2-25

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)

	(Billions of yen)
	As of September 30, 2021	Change	As of March 31, 2021

Coverage Amount	5.0	(0.9)	5.9
Reserves for Possible Losses on Loans	0.5	(0.8)	1.4
Collateral, Guarantees, and equivalent	4.4	(0.0)	4.5

	(%)
Coverage Ratio	80.1	(3.5)	83.7
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	94.6	7.9	86.7
Claims for Special Attention	21.9	(7.5)	29.4
Claims against Special Attention Obligors	20.9	(5.4)	26.4

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	57.1	(4.0)	61.1
Claims for Special Attention	19.2	(0.9)	20.2
Claims against Special Attention Obligors	19.2	(0.9)	20.1

Reference: Reserve Ratio

	(%)
Claims against Special Attention Obligors	18.81	0.23	18.57
Claims against Watch Obligors excluding Special Attention Obligors	1.00	(0.65)	1.66
Claims against Normal Obligors	0.08	0.02	0.06

2-26

Mizuho Financial Group, Inc.

6. Overview of Non-Performing Loans (“NPLs”)

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account)

(Billions of yen)

Notes: 1.	Claims for Special Attention is denoted on an individual loans basis. Claims against Special Attention Obligors includes all claims, not limited to Claims for Special Attention.

2.	The difference between total Non-Accrual, Past Due & Restructured Loans and total Non Performing Loans based on the FRA represents the amount of claims other than loans included in Non Performing Loans based on the FRA.

2-27

Mizuho Financial Group, Inc.

7. Results of Removal of NPLs from the Balance Sheet

Non-Consolidated

(1) Outstanding Balance of Claims against Bankrupt and Substantially Bankrupt Obligors and Claims with Collection Risk (under the FRA)

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	Fiscal 2018	Fiscal 2019	Fiscal 2020	Fiscal 2021
	As of March 31, 2019	As of March 31, 2020	As of March 31, 2021	As of September 30, 2021
				MHBK	MHTB*	Aggregate Figures for the 2 Banks	Change from March 31, 2021
Claims against Bankrupt and Substantially Bankrupt Obligors	52.9	38.1	29.2	26.1	0.2	26.4	(2.8)
Claims with Collection Risk	347.6	214.6	164.1	144.2	1.1	145.4	(18.7)
Amount Categorized as above up to Fiscal 2018	400.6	252.7	193.4	170.4	1.3	171.8	(21.5)
of which the amount which was in the process of being removed from the balance sheet	40.8	32.4	26.5	28.1	0.2	28.3	1.7
Claims against Bankrupt and Substantially Bankrupt Obligors		12.8	4.4	6.5	0.0	6.5	2.1
Claims with Collection Risk		171.8	82.6	34.1	0.0	34.2	(48.4)
Amount Newly Categorized as above during Fiscal 2019		184.7	87.0	40.7	0.1	40.8	(46.2)
of which the amount which was in the process of being removed from the balance sheet		12.0	5.0	7.2	0.0	7.2	2.1
Claims against Bankrupt and Substantially Bankrupt Obligors			15.0	5.2	0.0	5.2	(9.7)
Claims with Collection Risk			164.2	110.7	3.3	114.0	(50.1)
Amount Newly Categorized as above during Fiscal 2020			179.2	116.0	3.3	119.3	(59.8)
of which the amount which was in the process of being removed from the balance sheet			13.6	4.6	0.0	4.6	(9.0)
Claims against Bankrupt and Substantially Bankrupt Obligors				5.3	0.0	5.3	5.3
Claims with Collection Risk				33.2	0.1	33.4	33.4
Amount Newly Categorized as above during the First Half of Fiscal 2021				38.6	0.1	38.8	38.8
of which the amount which was in the process of being removed from the balance sheet				5.3	0.0	5.3	5.3
Claims against Bankrupt and Substantially Bankrupt Obligors	52.9	51.0	48.7	43.3	0.2	43.5	(5.1)
Claims with Collection Risk	347.6	386.5	411.0	322.4	4.7	327.2	(83.7)
Total	400.6	437.5	459.7	365.8	5.0	370.8	(88.9)
of which the amount which was in the process of being removed from the balance sheet	40.8	44.5	45.3	45.3	0.2	45.5	0.2

* Trust account represents trust accounts that guarantee principals in the agreement.
*	denotes newly categorized amounts.

(2) Breakdown of Reasons for Removal of NPLs from the Balance Sheet in the First Half of Fiscal 2021

	(Billions of yen)
	Aggregate Figures for the 2 Banks (Banking Account + Trust Account)	MHBK	MHTB (Banking Account + Trust Account)
Liquidation	(3.3)	(3.3)	—
Restructuring	(21.9)	(21.9)	—
Improvement in Business Performance due to Restructuring	(0.0)	—	(0.0)
Loan Sales	(14.9)	(14.9)	—
Direct Write-off	19.9	21.0	(1.0)
Other	(107.5)	(106.7)	(0.7)
Debt recovery	(36.1)	(35.5)	(0.6)
Improvement in Business Performance	(71.3)	(71.2)	(0.1)

Total	(127.7)	(125.9)	(1.8)

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Mizuho Financial Group, Inc.

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2021				As of March 31, 2021
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Domestic Total (excluding Loans Booked Offshore)	59,938.6	706.2	(2,105.5)	26.3	62,044.2	679.8
Manufacturing	10,462.1	229.1	(452.4)	17.9	10,914.5	211.1
Agriculture & Forestry	47.8	0.7	(2.8)	(0.0)	50.7	0.7
Fishery	2.5	0.3	0.2	(0.0)	2.2	0.3
Mining, Quarrying Industry & Gravel Extraction Industry	225.8	0.2	(90.0)	0.1	315.8	0.1
Construction	708.8	5.0	(19.3)	(0.2)	728.1	5.2
Utilities	2,890.2	1.1	37.5	(0.9)	2,852.6	2.1
Communication	1,270.5	9.4	45.4	0.0	1,225.0	9.3
Transportation & Postal Industry	2,628.9	28.5	(18.8)	19.9	2,647.7	8.5
Wholesale & Retail	5,154.8	142.1	60.8	4.0	5,093.9	138.0
Finance & Insurance	8,477.4	15.3	(743.9)	(9.3)	9,221.3	24.7
Real Estate	9,704.8	36.5	77.1	(3.5)	9,627.6	40.0
Commodity Lease	2,921.0	1.4	(145.0)	(0.0)	3,066.0	1.4
Service Industries	3,083.2	153.4	(258.6)	15.0	3,341.8	138.4
Local Governments	642.8	—	(33.3)	—	676.2	—
Governments	955.5	—	(268.1)	—	1,223.6	—
Other	10,762.1	82.7	(294.3)	(16.6)	11,056.5	99.3
Overseas Total (including Loans Booked Offshore)	23,833.0	49.2	(107.2)	(20.4)	23,940.2	69.6
Governments	169.7	—	(55.4)	—	225.1	—
Financial Institutions	8,770.6	—	90.3	—	8,680.3	—
Other	14,892.5	49.2	(142.2)	(20.4)	15,034.7	69.6

Total	83,771.7	755.5	(2,212.8)	5.9	85,984.5	749.5

*	Loans to Finance & Insurance sector includes loans to MHFG as follows:

As of September 30, 2021:	¥590.0 billion (from MHBK)
As of March 31, 2021:	¥850.0 billion (from MHBK)
*

Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are the aggregate figures for banking and trust accounts with contracts indemnifying the principal amounts.

2-29

Mizuho Financial Group, Inc.

	(Billions of yen)
	As of September 30, 2021				As of March 31, 2021
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans

Mizuho Bank
Domestic Total (excluding Loans Booked Offshore)	56,248.2	699.9	(1,886.7)	27.2	58,134.9	672.7
Manufacturing	10,033.6	228.8	(421.1)	19.6	10,454.8	209.1
Agriculture & Forestry	47.7	0.7	(2.8)	(0.0)	50.6	0.7
Fishery	2.5	0.3	0.2	(0.0)	2.2	0.3
Mining, Quarrying Industry & Gravel Extraction Industry	224.2	0.2	(89.8)	0.1	314.1	0.1
Construction	667.5	5.0	(24.9)	(0.2)	692.4	5.2
Utilities	2,606.8	1.1	37.4	(0.9)	2,569.4	2.1
Communication	1,177.8	9.4	40.3	0.0	1,137.4	9.3
Transportation & Postal Industry	2,451.9	28.5	6.8	19.9	2,445.1	8.5
Wholesale & Retail	5,027.1	141.1	79.6	3.0	4,947.4	138.0
Finance & Insurance	7,973.9	15.3	(761.9)	(9.3)	8,735.8	24.7
Real Estate	8,317.5	33.6	73.3	(3.4)	8,244.1	37.1
Commodity Lease	2,709.9	1.4	(146.8)	(0.0)	2,856.8	1.4
Service Industries	3,034.3	152.9	(253.2)	15.0	3,287.6	137.9
Local Governments	640.6	—	(32.8)	—	673.5	—
Governments	955.5	—	(132.3)	—	1,087.9	—
Other	10,376.7	81.0	(258.5)	(16.5)	10,635.3	97.5
Overseas Total (including Loans Booked Offshore)	23,832.5	49.2	(107.0)	(20.4)	23,939.6	69.6
Governments	169.7	—	(55.4)	—	225.1	—
Financial Institutions	8,770.6	—	90.3	—	8,680.3	—
Other	14,892.1	49.2	(142.0)	(20.4)	15,034.1	69.6

Total	80,080.8	749.1	(1,993.7)	6.7	82,074.5	742.4

Mizuho Trust & Banking (Banking Account + Trust Account)
Domestic Total (excluding Loans Booked Offshore)	3,690.4	6.3	(218.8)	(0.8)	3,909.3	7.1
Manufacturing	428.4	0.2	(31.3)	(1.7)	459.7	1.9
Agriculture & Forestry	0.0	—	(0.0)	—	0.0	—
Fishery	—	—	—	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	1.5	—	(0.1)	—	1.7	—
Construction	41.2	—	5.5	—	35.7	—
Utilities	283.3	—	0.1	—	283.2	—
Communication	92.6	—	5.1	—	87.5	—
Transportation & Postal Industry	176.9	—	(25.7)	—	202.6	—
Wholesale & Retail	127.7	0.9	(18.7)	0.9	146.4	—
Finance & Insurance	503.4	—	17.9	—	485.5	—
Real Estate	1,387.2	2.9	3.8	(0.0)	1,383.4	2.9
Commodity Lease	211.0	—	1.8	—	209.2	—
Service Industries	48.8	0.5	(5.3)	0.0	54.2	0.5
Local Governments	2.2	—	(0.4)	—	2.7	—
Governments	—	—	(135.7)	—	135.7	—
Other	385.3	1.6	(35.7)	(0.0)	421.1	1.7
Overseas Total (including Loans Booked Offshore)	0.4	—	(0.2)	—	0.6	—
Governments	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—
Other	0.4	—	(0.2)	—	0.6	—

Total	3,690.8	6.3	(219.1)	(0.8)	3,909.9	7.1

*

Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are the aggregate figures for banking and trust accounts with contracts indemnifying the principal amounts.

2-30

Mizuho Financial Group, Inc.

(2) Non Performing Loans based on the FRA and Coverage Ratio by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen, %)
	As of September 30, 2021				As of March 31, 2021
			Change
	Non Performing Loans basaed on the FRA	Coverage Ratio	Non Performing Loans basaed on the FRA	Coverage Ratio	Non Performing Loans basaed on the FRA	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	722.3	63.6	21.3	(2.6)	700.9	66.3
Manufacturing	238.9	53.7	13.7	(1.9)	225.1	55.6
Agriculture & Forestry	0.7	52.3	(0.0)	(1.1)	0.7	53.4
Fishery	0.3	62.6	(0.0)	0.0	0.3	62.6
Mining, Quarrying Industry & Gravel Extraction Industry	0.2	90.4	0.1	11.4	0.1	78.9
Construction	5.2	81.8	(0.2)	5.5	5.5	76.3
Utilities	1.1	52.0	(0.9)	(19.8)	2.1	71.8
Communication	9.7	73.3	0.0	(0.4)	9.7	73.7
Transportation & Postal Industry	28.6	48.3	19.9	(20.8)	8.7	69.1
Wholesale & Retail	144.2	56.2	4.6	(0.5)	139.6	56.8
Finance & Insurance	15.3	74.0	(9.7)	(8.4)	25.1	82.5
Real Estate	37.0	86.2	(3.5)	(2.6)	40.5	88.8
Commodity Lease	1.4	79.7	(0.0)	(10.8)	1.4	90.6
Service Industries	156.3	66.2	14.2	(0.5)	142.0	66.7
Local Governments	—	—	—	—	—	—
Other	82.7	91.6	(16.6)	3.7	99.4	87.9
Overseas Total (including Loans Booked Offshore)	66.9	78.9	(24.8)	(2.4)	91.8	81.3
Governments	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—
Other	66.9	78.9	(24.8)	(2.4)	91.8	81.3

Total	789.2	64.9	(3.5)	(3.0)	792.7	68.0

*	Trust account represents trust accounts that guarantee principals in the agreement.

2-31

Mizuho Financial Group, Inc.

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2021		As of March 31, 2021
		Change
Housing and Consumer Loans	8,599.0	(163.7)	8,762.8
Housing Loans for owner’s residential housing	8,003.0	(122.5)	8,125.6

Mizuho Bank

Housing and Consumer Loans	8,541.4	(159.1)	8,700.5
Housing Loans	8,099.1	(132.9)	8,232.0
for owner’s residential housing	7,949.2	(118.4)	8,067.6
Consumer loans	442.2	(26.2)	468.4

Mizuho Trust & Banking (Banking Account + Trust Account)

Housing and Consumer Loans	57.6	(4.6)	62.2
Housing Loans for owner’s residential housing	53.8	(4.1)	57.9
* Above figures are aggregate banking and trust account amounts.

(2) Loans to SMEs and Individual Customers

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)
	(%, Billions of yen)
	As of September 30, 2021		As of March 31, 2021
		Change
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	57.3	(0.0)	57.3
Loans to SMEs and Individual Customers	34,362.8	(1,238.2)	35,601.0

Mizuho Bank

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	57.7	(0.2)	57.9
Loans to SMEs and Individual Customers	32,470.1	(1,208.6)	33,678.8

Mizuho Trust & Banking (Banking Account + Trust Account)

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	51.2	2.1	49.1
Loans to SMEs and Individual Customers	1,892.6	(29.6)	1,922.2

*	Above figures are aggregate banking and trust account amounts.

*	Above figures do not include loans booked at overseas offices and offshore loans.

*	The definition of “Small and Medium-sized Enterprises” is as follows:

Enterprises of which the capital is ¥300 million or below (¥100 million or below for the wholesale industry, and ¥50 million or below for the retail, restaurant and commodity lease industries, etc.), or enterprises with full-time employees of 300 or below (100 or below for the wholesale and commodity lease industries etc., 50 or below for the retail and restaurant industries.)

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Mizuho Financial Group, Inc.

10. Status of Loans by Region

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2021				As of March 31, 2021
		Non-Accrual, Past Due & Restructured Loans	Change			Non-Accrual, Past Due & Restructured Loans
	Outstanding Balance		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance
Asia	7,338.8	29.7	21.8	(2.5)	7,317.0	32.3
Hong Kong	1,903.9	0.4	(11.3)	0.1	1,915.3	0.3
Singapore	1,012.4	27.6	(113.4)	0.0	1,125.9	27.6
Thailand	1,039.6	0.2	(42.5)	(0.2)	1,082.2	0.5
Taiwan	1,121.6	0.1	274.7	0.0	846.8	0.0
India	489.3	0.2	10.2	(2.4)	479.0	2.7
South Korea	545.9	0.0	2.1	0.0	543.8	0.0
Indonesia	355.6	0.9	(66.7)	0.0	422.3	0.9
Philippines	279.7	0.0	(13.6)	(0.0)	293.3	0.0
China	157.4	—	(39.7)	—	197.2	—
Malaysia	103.6	—	(9.3)	—	113.0	—
Central and South America	4,945.7	16.4	(171.7)	(6.8)	5,117.4	23.2
Mexico	317.0	0.8	(27.7)	(0.0)	344.7	0.8
Brazile	174.2	4.0	(2.9)	(0.7)	177.1	4.8
North America	7,714.0	10.1	238.4	(23.5)	7,475.6	33.6
United States	6,920.8	10.1	367.3	(11.5)	6,553.4	21.6
Eastern Europe	288.3	—	(2.1)	—	290.4	—
Russia	217.7	—	5.8	—	211.8	—
Western Europe	3,927.4	27.9	(235.5)	9.9	4,162.9	18.0
United Kingdom	1,151.3	6.4	(24.6)	(1.1)	1,176.0	7.5
Netherlands	918.2	—	(55.4)	—	973.7	—
Germany	416.0	—	(93.1)	(4.9)	509.1	4.9
Ireland	342.4	21.4	34.1	21.4	308.3	—
Switzerland	149.7	0.0	(15.2)	0.0	165.0	—
France	173.0	—	(42.5)	—	215.6	—
Turkey	84.8	—	(10.4)	—	95.2	—
Italy	112.9	—	(30.0)	—	142.9	—
Other	2,918.7	8.3	(226.8)	3.8	3,145.6	4.5
Australia	1,577.7	—	(55.1)	—	1,632.8	—
Total	27,133.1	92.7	(376.0)	(19.1)	27,509.1	111.8
The above figures are based on obligor country of location.
The outstanding balance of loans and Non-Accrual, Past Due & Restructured Loans in major banking subsidiaries outside Japan is as follows.

	As of September 30, 2021				As of March 31, 2021
			Change
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Mizuho Bank (China) ,Ltd	1,147.9	1.4	34.8	0.4	1,113.0	1.0
Mizuho Bank (USA)	464.9	2.9	70.6	0.1	394.2	2.7
PT. Bank Mizuho Indonesia	289.7	1.2	(24.9)	(1.7)	314.7	3.0

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Mizuho Financial Group, Inc.

III. DEFERRED TAXES

1. Estimation for Calculating Deferred Tax Assets

Non-Consolidated

Mizuho Bank

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from October 1, 2021 to September 30, 2026)
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	1	3,233.8
Income before Income Taxes	2	3,466.3
Tax Adjustments (1)	3	180.1
Taxable Income before Current Deductible Temporary Differences (2)	4	3,646.4
Effective Statutory Tax Rate	5	30.62%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	1,116.5

(1)	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
(2)	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of September 30, 2021.

Reference: Past results of taxable income (tax loss)
(Billions of yen)
Fiscal 2017	379.9
Fiscal 2018	267.2
Fiscal 2019	378.5
Fiscal 2020	316.3
First Half of Fiscal 2021 (estimate)	186.0

*	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
*	Figure for the first half of fiscal 2021 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2021	Change	As of March 31, 2021
Reserves for Possible Losses on Loans	7	190.6	4.3	186.2
Impairment of Securities	8	122.5	(3.6)	126.2
Net Unrealized Losses on Other Securities	9	9.7	(1.0)	10.7
Reserve for Employee Retirement Benefits	10	—	—	—
Depreciation and Impairment	11	132.5	(13.9)	146.5
Net Deferred Hedge Losses	12	4.7	4.7	—
Tax Losses Carried Forward	13	—	—	—
Other	14	214.4	(17.3)	231.7

Total Deferred Tax Assets	15	674.7	(26.9)	701.6

Valuation Allowance	16	(133.6)	2.1	(135.7)

Sub-Total [ 15 + 16 ]	17	541.0	(24.7)	565.8

Amount related to Retirement Benefits Accounting	18	(142.2)	18.2	(160.5)
Net Unrealized Gains on Other Securities	19	(405.6)	(8.8)	(396.8)
Net Deferred Hedge Gains	20	—	10.8	(10.8)
Other	21	(49.3)	(12.9)	(36.3)

Total Deferred Tax Liabilities	22	(597.2)	7.3	(604.5)

Net Deferred Tax Assets (Liabilities) [17 + 22]	23	(56.1)	(17.4)	(38.7)
Tax effects related to Net Unrealized Losses (Gains) on Other Securities*	24	(407.0)	(7.2)	(399.7)
Tax effects related to Net Deferred Hedge Losses (Gains)	25	4.7	15.6	(10.8)
Tax effects related to others	26	346.0	(25.8)	371.8

*	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 19. Company Classification (Category 2) of “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26).

Future taxable income was estimated using assumptions used in the Business Plan, etc.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-34

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from October 1, 2021 to September 30, 2026)
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	1	215.4
Income before Income Taxes	2	227.7
Tax Adjustments (1)	3	(41.7)
Taxable Income before Current Deductible Temporary Differences (2)	4	186.0
Effective Statutory Tax Rate	5	30.62%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	56.9

(1)	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
(2)	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of September 30, 2021.

Reference: Past results of taxable income (tax loss)
(Billions of yen)
Fiscal 2017	40.5
Fiscal 2018	39.0
Fiscal 2019	31.7
Fiscal 2020	26.6
First Half of Fiscal 2021 (estimate)	14.0

*	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
*	Figure for the first half of fiscal 2021 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2021	Change	As of March 31, 2021
Reserves for Possible Losses on Loans	7	1.2	(0.0)	1.3
Impairment of Securities	8	8.1	(0.8)	9.0
Net Unrealized Losses on Other Securities	9	0.4	0.1	0.2
Reserve for Employee Retirement Benefits (1)	10	2.0	2.0	0.0
Reserve for Loss of Transfer	11	1.3	(0.1)	1.4
Net Deferred Hedge Losses	12	2.0	0.9	1.1
Tax Losses Carried Forward	13	—	—	—
Other (2)	14	17.4	(2.9)	20.4

Total Deferred Tax Assets	15	32.8	(0.9)	33.7

Valuation Allowance	16	(8.9)	0.6	(9.6)

Sub-Total [ 15 + 16 ]	17	23.8	(0.2)	24.0

Amount related to Retirement Benefits Accounting (3)	18	(19.3)	0.8	(20.1)
Net Unrealized Gains on Other Securities	19	(19.7)	(0.7)	(18.9)
Net Deferred Hedge Gains	20	—	—	—
Other	21	(2.9)	(2.6)	(0.3)

Total Deferred Tax Liabilities	22	(42.0)	(2.5)	(39.5)

Net Deferred Tax Assets (Liabilities) [17 + 22]	23	(18.2)	(2.7)	(15.5)
Tax effects related to Net Unrealized Losses (Gains) on Other Securities (4)	24	(19.4)	(0.4)	(18.9)
Tax effects related to Net Deferred Hedge Losses (Gains)	25	2.0	0.9	1.1
Tax effects related to others	26	(0.9)	(3.2)	2.3

(1,2,3)

The presentation of “Reserve for Employee Retirement Benefits”, “Other” and “Amount related to Retirement Benefits Accounting” has been changed from this fiscal year. In order to reflect the change in presentation of the financial statements, “ Reserve for Employee Retirement Benefits “ of ¥3.1 billion, “Other” of ¥5.1 billion and “Amount related to Retirement Benefits Accounting” of ¥(7.9) billion presented in the statements for the previous fiscal year have been reclassified as “ Reserve for Employee Retirement Benefits “ of ¥0 billion, “Other” of ¥20.4 billion and “Amount related to Retirement Benefits Accounting” of ¥(20.1) billion.

(4)	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 19. Company Classification (Category 2) of “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26).

Future taxable income was estimated using assumptions used in the Business Plan, etc.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-35

Mizuho Financial Group, Inc.

IV. OTHERS

1. Breakdown of Deposits (Domestic Offices)

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of September 30, 2021	Change	As of March 31, 2021
Deposits	107,624.9	(3,418.3)	111,043.3

Individual Deposits	47,702.7	381.1	47,321.6
Corporate Deposits	51,794.3	(2,798.4)	54,592.7
Financial/Government Institutions	8,127.7	(1,001.1)	9,128.8

Mizuho Bank

Deposits	104,960.2	(3,203.1)	108,163.3

Individual Deposits	46,870.1	378.6	46,491.5
Corporate Deposits	50,620.0	(2,653.9)	53,273.9
Financial/Government Institutions	7,469.9	(927.8)	8,397.8

Mizuho Trust & Banking

Deposits	2,664.7	(215.2)	2,879.9

Individual Deposits	832.6	2.4	830.1
Corporate Deposits	1,174.3	(144.4)	1,318.8
Financial/Government Institutions	657.7	(73.2)	731.0

Above figures do not include deposits booked at overseas offices and offshore deposits.

2-36

Mizuho Financial Group, Inc.

2. Number of Directors and Employees

(1) Number of Directors

Aggregate Figures for Mizuho Financial Group, the 2 Banks, and Mizuho Securities

	As of September 30, 2021	Change	As of March 31, 2021
Directors, Executive Officers as defined in the Companies Act, and Auditors	47	2	45
Executive Officers as defined in our internal regulations (excluding those doubling as Directors as defined in the Companies Act)	42	(75)	117
The above numbers have been adjusted for those who are doubling other positions.

(2) Number of Employees Consolidated
	As of September 30, 2021	Change	As of March 31, 2021
Employees (excluding Executive Officers as defined in our internal regulations)	53,952	(540)	54,492
Average number of temporary employees	14,277	(1,032)	15,309

The number of Employees excludes employees seconded outside the company and includes employees seconded from outside the company in each consolidated subsidiary. That number also includes overseas local staff but excludes advisers and temporary employees.

3. Number of Offices

Domestic: The 2 Banks and Mizuho Securities

	As of September 30, 2021	Change	As of March 31, 2021
Mizuho Bank	461	(2)	463
Mizuho Trust & Banking	60	—	60
Mizuho Securities	237	(1)	238

The above numbers are the numbers of head office, domestic branches (excluding branches and offices for remittance purposes only (46), branches offering account transfer services only (2), branches and offices to maintain shared ATMs only (1), internet branches (1), and pension plan advisory offices (1)), domestic sub-branches, and others.

Overseas: The 2 Banks and Mizuho Securities

	As of September 30, 2021	Change	As of March 31, 2021
Mizuho Bank	49	—	49
Mizuho Trust & Banking	—	—	—
Mizuho Securities	2	—	2
The above numbers are the numbers of overseas branches or relevant offices, and overseas representative offices.

2-37

Mizuho Financial Group, Inc.

4. Earnings Plan for Fiscal 2021

Consolidated

(Billions of yen)
Fiscal 2021
Ordinary Profits	690.0
Profit Attributable to Owners of Parent	530.0

Non-Consolidated

Mizuho Bank, Mizuho Trust & Banking

	(Billions of yen)
	Fiscal 2021
	Aggregate Figures for the 2 Banks	MHBK	MHTB*
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) + Net Gains (Losses) related to ETF	580.0	545.0	35.0
Ordinary Profits	475.0	435.0	40.0
Net Income	280.0	245.0	35.0
Credit-related Costs	(90.0)	(85.0)	(5.0)

*	Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of Credit Costs for Trust Accounts.

Note: Following the results from 1H, MHFG revised Earnings Plan for Fiscal 2021.

Consolidated

Ordinary Profits:

The latest previously announced estimates: ¥720.0 billion, Revised estimates: ¥690.0 billion, Changes from the original estimates: ¥(30.0) billion, (4.1)%

Profit Attributable to Owners of Parent:

The latest previously announced estimates: ¥510.0 billion, Revised estimates: ¥530.0 billion, Changes from the original estimates: ¥20.0 billion, 3.9%

Non-Consolidated

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) + Net Gains (Losses) related to ETF:

The latest previously announced estimates: ¥590.0 billion, Revised estimates: ¥580.0 billion, Changes from the original estimates: ¥(10.0) billion, (1.6)%

Ordinary Profits:

The latest previously announced estimates: ¥540.0 billion, Revised estimates: ¥475.0 billion, Changes from the original estimates: ¥(65.0) billion, (12.0)%

Net Income:

The latest previously announced estimates: ¥375.0 billion, Revised estimates: ¥280.0 billion, Changes from the original estimates: ¥(95.0) billion, (25.3)%

The above information constitute forward-looking statements. Please see the legend regarding forward-looking statements in CONTENTS.

2-38

Mizuho Bank, Ltd.

Attachments

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of September 30, 2021 (A)	As of March 31, 2021 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥43,993,613	¥45,460,471	¥(1,466,858)
Call Loans	748,154	967,504	(219,350)
Receivables under Resale Agreements	7,867,773	2,376,420	5,491,353
Guarantee Deposits Paid under Securities Borrowing Transactions	151,967	151,282	685
Other Debt Purchased	470,267	482,837	(12,569)
Trading Assets	4,007,832	4,655,665	(647,833)
Money Held in Trust	503	503	0
Securities	43,636,219	43,720,657	(84,438)
Loans and Bills Discounted	80,080,848	82,074,591	(1,993,742)
Foreign Exchange Assets	2,138,323	2,016,766	121,557
Derivatives other than for Trading	3,290,700	3,998,530	(707,829)
Other Assets	4,191,028	4,920,054	(729,025)
Tangible Fixed Assets	866,226	881,564	(15,337)
Intangible Fixed Assets	352,293	360,296	(8,003)
Prepaid Pension Cost	464,578	524,167	(59,589)
Customers’ Liabilities for Acceptances and Guarantees	7,333,353	6,828,085	505,267
Reserves for Possible Losses on Loans	(556,219)	(536,101)	(20,118)

Total Assets	¥199,037,466	¥198,883,298	¥154,167

Liabilities
Deposits	¥124,153,095	¥128,279,005	¥(4,125,910)
Negotiable Certificates of Deposit	18,476,561	16,684,774	1,791,787
Call Money	1,065,799	1,061,104	4,694
Payables under Repurchase Agreements	11,668,064	8,760,834	2,907,230
Guarantee Deposits Received under Securities Lending Transactions	268,420	170,648	97,771
Commercial Paper	1,969,424	2,105,067	(135,643)
Trading Liabilities	2,580,677	3,255,476	(674,798)
Borrowed Money	15,372,230	15,084,290	287,939
Foreign Exchange Liabilities	684,472	717,422	(32,950)
Bonds and Notes	841,616	911,779	(70,162)
Derivatives other than for Trading	3,365,770	4,016,868	(651,098)
Other Liabilities	3,719,473	3,448,928	270,545
Reserve for Bonus Payments	12,282	25,042	(12,760)
Reserve for Variable Compensation	308	983	(674)
Reserve for Possible Losses on Sales of Loans	181	1,074	(893)
Reserve for Contingencies	2,815	3,092	(277)
Reserve for Reimbursement of Deposits	18,537	20,540	(2,003)
Reserve for Reimbursement of Debentures	12,157	14,419	(2,261)
Deferred Tax Liabilities	56,170	38,723	17,447
Deferred Tax Liabilities for Revaluation Reserve for Land	61,436	61,915	(479)
Acceptances and Guarantees	7,333,353	6,828,085	505,267

Total Liabilities	191,662,849	191,490,080	172,769

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—
Capital Surplus	2,286,167	2,286,167	—
Capital Reserve	655,450	655,450	—
Other Capital Surplus	1,630,716	1,630,716	—
Retained Earnings	2,508,993	2,514,003	(5,010)
Appropriated Reserve	389,012	353,908	35,103
Other Retained Earnings	2,119,980	2,160,095	(40,114)
Retained Earnings Brought Forward	2,119,980	2,160,095	(40,114)

Total Shareholders’ Equity	6,199,225	6,204,236	(5,010)

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	1,040,601	1,023,139	17,462
Net Deferred Hedge Gains (Losses), net of Taxes	(508)	29,458	(29,967)
Revaluation Reserve for Land, net of Taxes	135,297	136,384	(1,086)

Total Valuation and Translation Adjustments	1,175,391	1,188,982	(13,590)

Total Net Assets	7,374,616	7,393,218	(18,601)

Total Liabilities and Net Assets	¥199,037,466	¥198,883,298	¥154,167

2-39

Mizuho Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO BANK

	Millions of yen
	For the six months ended September 30, 2021 (A)	For the six months ended September 30, 2020 (B)	Change (A) - (B)
Ordinary Income	¥1,011,425	¥1,046,419	¥(34,994)
Interest Income	530,212	593,571	(63,358)
Interest on Loans and Bills Discounted	372,420	431,238	(58,818)
Interest and Dividends on Securities	111,191	112,486	(1,295)
Fee and Commission Income	247,688	249,820	(2,131)
Trading Income	39,994	73,501	(33,506)
Other Operating Income	70,736	92,307	(21,570)
Other Ordinary Income	122,792	37,219	85,572

Ordinary Expenses	766,564	913,892	(147,328)
Interest Expenses	114,521	215,786	(101,265)
Interest on Deposits	15,417	78,339	(62,922)
Fee and Commission Expenses	71,935	47,890	24,045
Trading Expenses	—	234	(234)
Other Operating Expenses	35,575	50,294	(14,719)
General and Administrative Expenses	364,459	392,026	(27,567)
Other Ordinary Expenses	180,072	207,659	(27,586)

Ordinary Profits	244,860	132,527	112,333

Extraordinary Gains	44,053	56,548	(12,494)

Extraordinary Losses	3,804	4,550	(745)

Income before Income Taxes	285,110	184,525	100,584
Income Taxes:
Current	90,355	46,504	43,850
Deferred	25,332	28,298	(2,965)

Net Income	¥169,422	¥109,722	¥59,699

2-40

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO TRUST & BANKING

	Millions of yen
	As of September 30, 2021 (A)	As of March 31, 2021 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥2,127,000	¥2,010,405	¥116,594
Call Loans	—	22,134	(22,134)
Guarantee Deposits Paid under Securities Borrowing Transactions	40,152	—	40,152
Other Debt Purchased	43,763	26,092	17,671
Trading Assets	—	130,476	(130,476)
Money Held in Trust	25,702	9,804	15,897
Securities	337,566	321,504	16,062
Loans and Bills Discounted	3,179,321	3,362,267	(182,945)
Foreign Exchange Assets	2,802	6,313	(3,510)
Other Assets	125,210	321,181	(195,970)
Tangible Fixed Assets	100,696	102,139	(1,442)
Intangible Fixed Assets	22,928	25,486	(2,557)
Prepaid Pension Cost	63,341	65,962	(2,620)
Customers’ Liabilities for Acceptances and Guarantees	14,649	14,008	640
Reserves for Possible Losses on Loans	(4,006)	(4,196)	189

Total Assets	¥6,079,130	¥6,413,579	¥(334,449)

Liabilities
Deposits	¥2,664,715	¥2,879,951	¥(215,235)
Negotiable Certificates of Deposit	720,080	618,380	101,700
Call Money	604,200	581,838	22,362
Trading Liabilities	—	131,235	(131,235)
Borrowed Money	300,000	375,082	(75,082)
Due to Trust Accounts	1,182,263	1,160,608	21,655
Other Liabilities	39,918	23,141	16,777
Reserve for Bonus Payments	1,676	3,199	(1,522)
Reserve for Variable Compensation	122	380	(257)
Provision for Retirement Benefits	6,794	260	6,534
Reserve for Reimbursement of Deposits	1,363	1,558	(194)
Reserve for Loss of Transfer	4,449	4,814	(364)
Deferred Tax Liabilities	18,293	15,515	2,777
Acceptances and Guarantees	14,649	14,008	640

Total Liabilities	5,558,528	5,809,974	(251,445)

Net Assets
Common Stock and Preferred Stock	247,369	247,369	—
Capital Surplus	15,505	15,505	—
Capital Reserve	15,505	15,505	—
Retained Earnings	272,254	275,949	(3,694)
Appropriated Reserve	150,297	45,865	104,432
Other Retained Earnings	121,956	230,083	(108,126)
Retained Earnings Brought Forward	121,956	230,083	(108,126)
Treasury shares	(79,999)	—	(79,999)

Total Shareholders’ Equity	455,129	538,824	(83,694)

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	70,199	67,360	2,838
Net Deferred Hedge Gains (Losses), net of Taxes	(4,727)	(2,579)	(2,147)

Total Valuation and Translation Adjustments	65,472	64,781	690

Total Net Assets	520,601	603,605	(83,003)

Total Liabilities and Net Assets	¥6,079,130	¥6,413,579	¥(334,449)

2-41

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO TRUST & BANKING

	Millions of yen
	For the six months ended September 30, 2021 (A)	For the six months ended September 30, 2020 (B)	Change (A) - (B)
Ordinary Income	¥80,950	¥89,548	¥(8,598)
Fiduciary Income	30,058	27,277	2,781
Interest Income	12,973	18,261	(5,287)
Interest on Loans and Bills Discounted	9,915	11,066	(1,150)
Interest and Dividends on Securities	2,161	6,154	(3,993)
Fee and Commission Income	36,499	29,087	7,412
Trading Income	—	488	(488)
Other Operating Income	194	7,749	(7,555)
Other Ordinary Income	1,224	6,684	(5,460)

Ordinary Expenses	62,001	73,729	(11,727)
Interest Expenses	3,600	4,797	(1,197)
Interest on Deposits	157	205	(48)
Fee and Commission Expenses	17,717	16,815	902
Trading Expenses	640	—	640
Other Operating Expenses	1	1,328	(1,326)
General and Administrative Expenses	37,503	40,447	(2,943)
Other Ordinary Expenses	2,536	10,340	(7,803)

Ordinary Profits	18,949	15,819	3,129

Extraordinary Gains	7,483	6,569	914

Extraordinary Losses	151	707	(555)

Income before Income Taxes	26,281	21,681	4,599
Income Taxes:
Current	4,559	2,181	2,378
Deferred	3,255	3,796	(540)

Net Income	¥18,466	¥15,704	¥2,762

2-42

Mizuho Trust & Banking Co., Ltd.

Reference

Statement of Trust Assets and Liabilities

As of September 30, 2021	Millions of yen
Assets	Amount	Liabilities	Amount
Loans and Bills Discounted	511,553	Money Trusts	27,421,391
Securities	108,628	Pension Trusts	3,820,541
Beneficiary Rights to the Trusts	71,206,945	Property Formation Benefit Trusts	4,695
Securities held in Custody Accounts	279,864	Investment Trusts	21,598,683
Money Claims	22,382,121	Money Entrusted Other than Money Trusts	2,148,355
Tangible Fixed Assets	9,528,476	Securities Trusts	14,390,853
Intangible Fixed Assets	338,026	Money Claims Trusts	21,351,294
Other Claims	347,897	Land and Fixtures Trusts	512,918
Due from Banking Account	1,182,263	Composite Trusts	15,124,077
Cash and Due from Banks	492,446	Other Trusts	5,413

Total	106,378,224	Total	106,378,224

Notes:

1.	The statement is exclusive of Trusts that are difficult to value monetarily.
2.	Beneficiary Rights to the Trusts include entrusted Trusts for asset maintenance of ¥68,969,832 million.
3.	Joint trust assets under the management of other companies: ¥163,644 million.
4.

There is no balance of Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans, or Loans Past Due for 3 Months or More in the loans of trust accounts that guarantee principals in the agreement of ¥4,292 million.

Reference: Breakdown of Accounts of Money Trusts and Loan Trusts with the contracts of principal indemnification (including Trusts entrusted for asset management) are as follows:

Money Trusts	Millions of yen
Assets	Amount	Liabilities	Amount
Loans and Bills Discounted	4,292	Principal	832,615
Securities	1	Reserve	13
Others	828,404	Others	69

Total	832,698	Total	832,698

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Mizuho Trust & Banking Co., Ltd.

Reference

Comparison of Balances of Principal Items

	Millions of yen
Items	As of September 30, 2021 (A)	As of March 31, 2021 (B)	Change (A) - (B)
Total Amount of Funds	34,631,424	34,615,632	15,791
Deposits	2,664,715	2,879,951	(215,235)
Negotiable Certificates of Deposit	720,080	618,380	101,700
Money Trusts	27,421,391	27,961,821	(540,430)
Pension Trusts	3,820,541	3,150,691	669,850
Property Formation Benefit Trusts	4,695	4,788	(92)
Loans and Bills Discounted	3,690,874	3,909,986	(219,112)
of Banking accounts	3,179,321	3,362,267	(182,945)
of Trust accounts	511,553	547,719	(36,166)
Securities for Investments	446,195	430,543	15,651
of Banking accounts	337,566	321,504	16,062
of Trust accounts	108,628	109,039	(410)

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Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO SECURITIES

	Millions of yen
	As of September 30, 2021 (A)	As of March 31, 2021 (B)	Change (A) - (B)
Assets
Current Assets
Cash and Bank Deposits	¥430,716	¥369,894	¥60,821
Cash Segregated as Deposits for Customers and Others	592,654	554,281	38,372
Trading Assets	6,728,207	6,222,426	505,781
Operating Investment Securities	35,027	34,338	689
Receivables Related to Margin Transactions	36,203	32,553	3,649
Collateralized Short-Term Financing Agreements-Receivable	4,565,714	4,520,477	45,236
Advances Paid	745	441	303
Securities: Fail to Deliver	38,814	15,265	23,549
Short-Term Loans Receivable	45,324	36,085	9,239
Other Current Assets	441,150	461,711	(20,560)
Less: Allowance for Doubtful Accounts	(278)	(276)	(1)
Noncurrent Assets
Property and Equipment	18,449	19,775	(1,326)
Intangible Assets	63,831	66,544	(2,712)
Investments and Other Assets	304,744	314,486	(9,742)

Total Assets	¥13,301,305	¥12,648,003	¥653,301

Liabilities
Current Liabilities
Trading Liabilities	¥3,997,225	¥4,765,362	¥(768,136)
Payables - Unsettled Trades	133,699	253,734	(120,034)
Payables Related to Margin Transactions	47,063	39,793	7,269
Collateralized Short-Term Financing Agreements-Payable	4,981,955	3,510,972	1,470,983
Deposits Received	538,169	444,112	94,056
Guarantee Deposits Received	365,589	417,142	(51,552)
Securities: Fail to Receive	8,587	2,854	5,733
Short-Term Borrowings	764,033	806,728	(42,694)
Commercial Paper	490,500	423,500	67,000
Bonds and Notes Due within One Year	112,941	127,648	(14,706)
Income Taxes Payable	3,431	11,565	(8,134)
Accrued Employees’ Bonuses	14,661	25,365	(10,703)
Provision for Variable Compensation	185	788	(602)
Other Current Liabilities	34,532	50,122	(15,590)
Noncurrent Liabilities
Bonds and Notes	701,383	623,175	78,207
Long-Term Borrowings	522,400	150,400	372,000
Provision for Retirement Benefits	21,766	21,216	549
Reserve for Loss of Transfer	3,481	4,194	(713)
Other Noncurrent Liabilities	3,040	3,132	(92)
Statutory Reserves
Reserve for Financial Instruments Transaction Liabilities	3,127	3,135	(7)

Total Liabilities	12,747,773	11,684,945	1,062,828

Net Assets
Common Stock	125,167	125,167	—
Capital Surplus	381,649	381,649	—
Additional Paid - in Capital	285,831	285,831	—
Other Capital Surplus	95,817	95,817	—
Retained Earnings	400,756	440,661	(39,905)
Other Retained Earnings	400,756	440,661	(39,905)
Retained Earnings Brought Forward	400,756	440,661	(39,905)
Treasury shares	(369,999)	—	(369,999)

Total Shareholders’ Equity	537,573	947,478	(409,905)

Net Unrealized Gains on (Operating) Investment Securities, net of Tax	25,720	25,339	380
Net Deferred Gains or Losses on Hedges, net of Tax	(9,762)	(9,759)	(2)

Total Valuation and Translation Adjustments	15,958	15,580	377

Total Net Assets	553,531	963,058	(409,527)

Total Liabilities and Net Assets	¥13,301,305	¥12,648,003	¥653,301

2-45

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO SECURITIES

	Millions of yen
	For the six months ended September 30, 2021 (A)	For the six months ended September 30, 2020 (B)	Change (A) - (B)
Operating Revenues	¥201,981	¥183,483	¥18,498
Commissions	92,240	81,518	10,722
Net Gain on Trading	73,686	61,738	11,948
Net Gain on Operating Investment Securities	(1,759)	222	(1,982)
Interest and Dividend Income	37,814	40,004	(2,190)

Interest Expenses	28,080	31,396	(3,315)

Net Operating Revenues	173,900	152,086	21,814

Selling, General and Administrative Expenses	129,544	122,541	7,002
Transaction-Related Expenses	38,439	32,744	5,695
Personnel Expenses	48,778	45,919	2,859
Real Estate Expenses	9,819	10,456	(637)
Administrative Expenses	19,087	19,566	(478)
Depreciation and Amortization	9,501	10,229	(728)
Taxes and Dues	2,687	2,460	226
Provision of Allowance for Doubtful Accounts	(3)	(16)	13
Other	1,233	1,181	51

Operating Income	44,356	29,545	14,811

Non-Operating Income	1,632	3,324	(1,691)
Non-Operating Expenses	420	75	345

Ordinary Income	45,569	32,794	12,774

Extraordinary Gain	727	6,740	(6,012)

Extraordinary Loss	2,290	1,586	703

Income before Income Taxes	44,006	37,948	6,057
Income Taxes:
Current	4,537	2,449	2,087
Deferred	3,807	3,495	311

Net Income	¥35,661	¥32,002	¥3,658

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